1933 Act File No.: 333-285814
1940 Act File No.: 811-23503

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 5 to

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: iCapital Markets LLC

C.	Complete address of depositor’s principal executive offices:

iCapital Markets LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Stephen Clancy Alaia Capital, LLC 60 East 42nd St. 27th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated September 4, 2025
Subject to Completion

m+ Contingent Income Fund

m+ funds Trust, Series 10-1

(A unit investment trust that is a series of m+ funds Trust)

As described more fully in this prospectus with capitalized terms as defined herein:

•	Designed for investors who intend to purchase units at inception and hold them until the Maturity Date, and who seek a percentage return per unit equal to any periodic Contingent Coupon payments on the Structured Notes (as defined below) and all or a portion of the principal amount of all of the Structured Notes. The Structured Notes may not pay any coupons during the life of the trust. Under the terms of the Structured Notes, there may be a loss of principal of the Structured Notes at maturity, reducing any payment to you down to zero (with a 100% loss being the “Maximum Loss”).

•	Because the Structured Notes may perform differently over the life of the trust, any Contingent Coupon payments during the term of the trust or positive performance at maturity of a Structured Note may be offset by a lack of Contingent Coupon payments during the term of the trust and a loss of principal at maturity of other Structured Notes. All payments to unit holders will be reduced by the trust’s fees and expenses. See “Fees and Expense Table.”

•	See “Description of the Structured Notes” for details about each Structured Note held by the trust and an explanation of defined terms.

•	Any payments on the Structured Notes to the trust are subject to the credit risk of the respective Note Issuer. If an Note Issuer defaults on any coupon or principal payment, payments to unit holders will be reduced proportionately.

•	The Trust Portfolio of the trust is a portfolio of Structured Notes, which are senior unsecured debt securities of issuers (each, a “Note Issuer”) either (i) subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) or (ii) exempt from such reporting requirements under the Exchange Act; the Portfolio may also include U.S. Treasury securities. The Structured Notes are not issued by the trust.

•	Payments on the Structured Notes will depend on the values of the least performing of the underlying equity securities or indices of each Structured Note (each, a “Note Underlier”).

•	Any Structured Note that is an Autocallable Note may be automatically called by its issuer on any Call Payment Date prior to its maturity date if the Closing Values of all of the Note Underliers are greater than or equal to their respective Call Thresholds on the related Call Observation Date.

•	If so called, that Autocallable Note will pay the principal amount, the Contingent Coupon due on that Call Payment Date and any previously unpaid Contingent Coupons. Principal payments paid on Autocallable Notes are capped at par.

•	Payment of principal, if any, to the trust at the maturity of a Structured Note, if not previously called:

•	If, on the Final Valuation Date for any Structured Note, the Final Value of every Note Underlier of a Structured Note is greater than or equal to its respective Principal Barrier, that Structured Note will pay its full principal amount (plus the final Contingent Coupon and any previously unpaid Contingent Coupons).

•	Payments of principal are capped at par. No extra payment over principal will be paid if, on the Final Valuation Date for any Structured Note, the Final Value of every Note Underlier is greater than its Initial Value (other than the final Contingent Coupon and any previously unpaid Contingent Coupons).

•	If, on the Final Valuation Date, the Final Value of any Note Underlier of a Structured Note is less than its respective Principal Barrier, that Structured Note will pay (i) the stated principal amount multiplied by (ii) the Reference Return of the Least Performing Note Underlier of that Structured Note (equal to a 1:1 loss of principal equal to the negative Reference Return of that Least Performing Note Underlier).

•	Under these circumstances, the principal payment at maturity of a Structured Note will be less than the Principal Barrier percentage of the stated principal amount and could be as low as the Maximum Loss, even if the Final Values of the other Note Underliers of that Structured Note are greater than their respective Principal Barriers. See “Description of the Structured Notes—Hypothetical Performance Return Examples” for examples of the principal payment at maturity of a Structured Note.

•	Payment, if any, of Contingent Coupons to the trust:

•	Contingent Coupons, if any, will be paid to the trust by the relevant Note Issuer on a monthly basis if the Closing Value of every Note Underlier is greater than or equal to the relevant Coupon Barrier of a Structured Note on the related Coupon Observation Date.

•	A Contingent Coupon will not be paid on any Coupon Payment Date of a Structured Note if the Closing Value of any Note Underlier is below the Coupon Barrier on the related Coupon Observation Date.

•	That unpaid Contingent Coupon will be paid on a subsequent Coupon Payment Date, but only if the Closing Value of every Note Underlier of that Structured Note is greater than or equal to the relevant Coupon Barrier on the related subsequent Coupon Observation Date.

•	Once a previously unpaid Contingent Coupon has been paid on a subsequent Coupon Payment Date, that Contingent Coupon will not be paid again on another subsequent Coupon Payment Date. See “Description of the Structured Notes—Hypothetical Performance Return Examples” for examples of Contingent Coupon payments over the term of a Structured Note.

•	It is possible that no Contingent Coupon payments may be made on a Structured Note, decreasing the return on the units. Contingent Coupons are not interest and do not accrue.

•	Aggregated coupon payments, if any, received by the trust will be paid to holders on the distribution dates, reduced by the trust’s fees and expenses.

•	Because payments on the Structured Notes will be based on the performance of the relevant Note Underliers, you should carefully consider the relevant Note Underliers prior to purchasing any units.

•	Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total return per unit that will be less than the sum of any coupon payments and any principal payment, or a maximum total loss per unit that is the Maximum Loss. Investors who redeem units before the Maturity Date may lose money.

•	The trust may experience substantial losses from a loss of principal of the Structured Notes if the Final Value of any Note Underlier is below its respective Principal Barrier. Investors may experience a substantial loss (up to the Maximum Loss) of their investment.

Minimum purchase of 10 units.

The trust’s ability to provide periodic coupon payments, if any, and the limited contingent downside protection via the respective Principal Barriers, depends on unitholders purchasing units valued at their Inception Value of $10.000 and holding them until the Maturity Date. Because the price at which you may purchase units at inception will also include certain organizational costs, sales charges and the creation and development fee, it may be higher than the Inception Value. The trust is designed to provide periodic coupon payments, if any, and limited contingent downside protection via the respective Principal Barriers only on the Maturity Date, and based on a unit value equal to the Inception Value. Investors who purchase units at or above the Inception Value may have a loss on the Maturity Date.

Prospectus

September __, 2025

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

Overview	3

Investment Objective	3

Principal Investment Strategy	3

Description of the Structured Notes	5

Principal Risks	14

Who Should Invest	20

Summary Information	21

Fees and expenses Table	22

How To Buy Units	25

How To Sell Your Units	27

Distributions	28

Investment Risks	29

Trust Administration	33

Distribution Of Units	35

Taxes	36

Legal Matters	40

Additional Information	40

Report of Independent Registered Public Accounting Firm	41

m+ Contingent Income Fund seeks to deliver periodic coupon payments, if any, and contingent protection from any decrease in the value of the Trust Portfolio that is greater than each Structured Note’s respective Principal Barrier, subject to a Maximum Loss of 100%.

However, there is no assurance that the trust will achieve its investment objective.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

We may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Capitalized terms are defined below in the text and in the “Summary of Defined Terms.” As used in this prospectus and the Information Supplement, “we” refers to the Sponsor, iCapital Markets LLC.

Please see the m+ funds Trust website: www.mplusfunds.com. The m+ funds Trust website includes, for this series and other outstanding series of the trust, current return and other information that is updated each trading day. This website is not incorporated in, or a part of, this prospectus or the Information Supplement.

Overview

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. iCapital Markets LLC (the “sponsor”) (formerly known as Axio Financial LLC) serves as the sponsor of the Trust and each trust series. m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

Investment Objective

The trust seeks to distribute monthly income by investing in a basket of Structured Notes, each linked to a basket of single stocks or a basket of indices. Each Structured Note will feature a contingent Coupon Barrier and a Principal Barrier (at maturity), as described on the cover page of this prospectus and in “Description of the Structured Notes” below. If the Closing Value of any Note Underlier is below its respective Coupon Barrier on the related Coupon Observation Date, no coupon will be paid on the related Coupon Payment Date for that Structured Note. Unless a Structured Note has been previously called, if the Final Value of any Note Underlier is below is respective Principal Barrier on the Final Valuation Date, the principal amount of paid on that Structured Note will be less than the percentage represented by that Principal Barrier.

The trust seeks to provide a monthly income stream and creates a strategic allocation to the Structured Notes for those willing to assume equity risk as an alternative fixed income portfolio. There is, however, no assurance that these objectives will be achieved. All payments to unit holders will be reduced by the trust’s fees and expenses. The Structured Notes may not pay any periodic coupons during the life of the trust.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of the Structured Notes. The trust may own U.S. Treasury securities from time to time.

The trust’s portfolio is intended to provide monthly income based on any Contingent Coupon payments paid to the trust by the Note Issuers, subject to reduction due to the trust’s fees and expenses. The Structured Notes will all mature on August 28, 2030, which is one business day prior to the trust’s Mandatory Dissolution Date.

Each Structured Note will have a Coupon Barrier and a Principal Barrier. If the Closing Values of every Note Underlier of any Structured Note are equal to or greater than their respective Coupon Barriers on the related Coupon Observation Date, a Contingent Coupon will be paid on that Structured Note. If the Closing Value of any of the Note Underliers of a Structured Note is below its respective Coupon Barrier on the related Coupon Observation Date, the Contingent Coupon will not be paid on that Structured Note. As discussed below in “Description of the Structured Notes,” an unpaid Contingent Coupon will be paid on a later Coupon Payment Date if all of the Note Underliers of a Structured Note are equal to or greater than their respective Coupon Barriers on a subsequent Coupon Observation Date.

If the Final Values of all of the Note Underliers of any Structured Note that has not been previously called are greater than or equal to their respective Principal Barriers, the full principal amount of that Structured Note will be paid (plus the final Contingent Coupon and any previously unpaid Contingent Coupons). Principal payments are capped at par.

If the Final Value of any Note Underlier of a Structured Note that has not been previously called is less than its respective Principal Barrier, that Structured Note will pay (i) the stated principal amount multiplied by (ii) the Reference Return of the Least Performing Note Underlier of that Structured Note (equal to a 1:1 loss of principal equal to the negative Reference Return of that Least Performing Note Underlier).

Any Structured Note that is an Autocallable Note may be automatically called by its issuer on any Call Payment Date prior to its maturity date if the Closing Values of all of the Note Underliers are greater than or equal to their respective Call Thresholds on the related Call Observation Date.

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If so called, that Autocallable Note will pay the principal amount, the Contingent Coupon due on that Call Payment Date and any previously unpaid Contingent Coupons. Principal payments paid on Autocallable Notes are capped at par.

If a Structured Note that is an Autocallable Note is called prior to its maturity date, the principal amount of that note and the Contingent Coupon payments, reduced by the trust’s fees and expenses, will be distributed to unit holders on the next monthly distribution date. The net asset value of the trust will drop on that distribution date.

All payments on any Structured Note will be based on the Note Underliers of that Structured Note, independent of the performance of the Note Underliers of any other Structured Note.

Each of the Structured Notes will be an unsecured senior obligation of the related Note Issuer. Structured Notes will rank equally with all other senior unsecured indebtedness of the particular Note Issuer. Each of the Structured Notes will effectively rank junior to the secured obligations of the particular Note Issuer (to the extent of the collateral securing those obligations) and to all obligations and preferred stock of that Note Issuer.

Each Note Issuer (other than an exempt Note Issuer, as discussed below) is either a (i) a wholly-owned subsidiary or finance subsidiary of a financial holding company, with the parent financial holding company fully and unconditionally guaranteeing all payments on the Structured Note by the subsidiary issuer, (ii) a holding company of a national bank, (iii) a Canadian chartered bank, (iv) a Swiss bank or (v) a U.K. bank.

Each Note Issuer (or the parent guarantor, as applicable) (other than an exempt Note Issuer) files the reports required by the Exchange Act with the Securities and Exchange Commission (“SEC”). Those reports and other information about each Note Issuer (and its parent guarantor, as applicable) can be located on the SEC website (https://www.sec.gov) under the CIK number listed in the table in “Description of the Structured Notes” below. Information on the SEC or any other website is not incorporated by reference into this prospectus. The prospectus for each Structured Note is not incorporated by reference into this prospectus.

Note Issuers flagged on the table below as exempt Note Issuers are non-U.S. bank issuers, with their Structured Notes fully and unconditionally guaranteed by their respective New York branches. Each New York branch is regulated by the New York Department of Financial Services. These exempt Structured Notes are exempt from registration under the Securities Act of 1933 (the “Securities Act”) by virtue of Section 3(a)(2) thereunder, and the exempt Note Issuers are exempt from filing reports under the Exchange Act under Rule 12g3-2(b) under the Exchange Act. Under that rule, each exempt Note Issuer must publish, in English on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market (A) (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to security holders of each class of securities to which the exemption relates and (B) other information that is material to an investment decision regarding the subject securities (such as the exempt Structured Notes). Each exempt Note Issuer publishes financial statements prepared in accordance with International Financial Reporting Standards.

None of the Structured Notes is listed on a U.S. national securities exchange. Each Note Issuer may make a secondary market in its Structured Notes, but it is not obligated to do so. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities, such as the Structured Notes. Debt securities generally trade on an “over-the-counter” market.

Because the Structured Notes may perform differently over the life of the trust, any Contingent Coupon payments during the term of the trust or positive performance at maturity of a Structured Note may be offset by a lack of Contingent Coupon payments during the term of the trust and a loss at maturity of other Structured Notes.

The Trust Portfolio for this trust is the Structured Notes listed in the table below. The Trust Portfolio may include U.S. Treasury securities. References to the “trust” mean the Series 10-1, a unit investment trust that is a series of m+ funds Trust.

The trust is scheduled to terminate in approximately 3 years.

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There is no assurance that the trust will achieve its investment objective.

Description of the Structured Notes

The Structured Notes will initially have an aggregate principal amount of $111,000. Except for exempt Structured Notes, each of the Structured Notes will have been previously registered for sale by the related Note Issuer under the Securities Act. The stated maturity date of the Structured Notes will be August 28, 2030, which is one day prior to the trust’s mandatory dissolution date. The Structured Notes will provide for contingent monthly coupon payments, and will initially have a weighted average interest rate of 11.44% per year.

Each Structured Note will have multiple Note Underliers, but all Note Underliers for any Structured Note will all be either equity securities or indices. Whether or not a contingent coupon is paid, and whether or not there will be a loss of principal of any Structured Note, will depend on the Closing Value of the Least Performing Note Underlier.

Following certain corporate events relating to the issuer of any Note Underlier that is an equity security where such issuer is not the surviving entity, any coupon payments and the amount of principal paid at maturity of a Structured Note may be based on the stock of a successor Note Underlier issuer or any cash or any other assets distributed to holders of the Note Underlier in such corporate event.

Generally, antidilution and adjustments for corporate events of an issuer of a Note Underlier that is an equity security are intended to put the holder of that equity security (such as a Note Issuer) in the same place, economically, as was the holder prior to the event. Each Note Issuer’s policies regarding these corporate events are disclosed in the prospectus for the Structured Note, which is available on the SEC’s website. For exempt Structured Notes, the relevant Note Issuer’s policies regarding these corporate events are available on the website of the exempt Note Issuer (unless set forth below with respect to a specific Exempt Note). The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of any Structured Note.

In the unusual event that a Note Underlier that is an equity index ceases publication or fundamentally alters is method of calculation, generally, the Note Issuer, together with the calculation agent names in the relevant prospectus for the Structured Note, will find a successor index or, in some cases, calculate the index itself based on the original methodology.

The discussion in this prospectus regarding antidilution and other reorganization events, and successor indices, is subject to each Note Issuer’s disclosure regarding the related Structured Note in the related prospectus of the Note Issuer.

A Structured Note will not be replaced in the Trust Portfolio if the related Note Issuer defaults on payments on the Structured Note or if the Note Issuer merges into, or is merged with, another issuer, and, in each case, is not the surviving entity.

Each Note Underlier that is an equity security is listed on a national securities exchange, publicly traded, registered with the SEC and has a large capitalization. Each Note Underlier that is an equity index is a well-recognized benchmark index.

No Note Issuer has participated in the structuring of the trust units.  None of the Note Issuers recommends the sale of the units and none is offering or selling the units.  None of the Note Issuers was involved with the creation of the trust.  None will be involved with its administration, and none shall have any responsibility for the performance or administration of the trust.  Because unit holders will own units of the trust, and not the Structured Notes, unit holders will have no direct recourse against the Note Issuers.

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As of the issue date of the units, the following information will apply to the Structured Notes that the individual related Note Issuers have agreed to sell to the trust:

Issuer & CIK No.	CUSIP	Note Underliers	Per Annum Coupon	Principal Amount ($ MM)	Initial Values	Final Valuation Date	Principal Barrier	Coupon Barrier	Weight*	Auto- Callable	First Call Observation Date
BNP Paribas†	05618Y3N6	HCA Healthcare Inc - HCA Merck & Co. Inc. - MRK Target Corp - TGT	13.25%	$17,000	HCA - 407.61 MRK - 84.18 TGT - 92.35	8/28/2030	50%	50%	15.30%	Yes	3/4/2026

Crédit Agricole Corporate and Investment Bank†	22534W5Z7	Abbott Laboratories - ABT Comcast Corp-Cl A - CMCSA NVIDIA Corp - NVDA	12.60%	$17,000	ABT - 132.18 CMCSA - 33.89 NVDA - 170.62	8/28/2030	50%	50%	15.30%	Yes	3/3/2026

BofA Finance LLC CIK: 0000070858	09711JBZ1	McDonald's Corp - MCD Oracle Corp - ORCL Ulta Beauty Inc - ULTA	12.55%	$17,000	MCD - 316.39 ORCL - 223.45 ULTA - 531.07	8/28/2030	50%	50%	15.30%	Yes	3/3/2026

The Bank of Nova Scotia CIK: 0000009631	06418VT38	Digital Realty Trust Inc - DLR Microsoft Corp - MSFT Starbucks Corp - SBUX	11.16%	$5,000	DLR – 161.50 MSFT – 505.35 SBUX – 87.25	8/28/2030	50%	50%	4.50%	Yes	3/4/2026

Canadian Imperial Bank of Commerce CIK: 0001045520	13609FAC8	Broadcom Inc - AVGO Coca-Cola Co/The - KO Mastercard Inc -Cl A - MA	11.04%	$5,000	AVGO - 302.39 KO - 68.99 MA - 593.28	8/28/2030	50%	50%	4.50%	Yes	3/9/2026

Citigroup Global Markets Holdings Inc. CIK: 0000831001	17333MQA4	Amazon.Com Inc - AMZN Costco Wholesale Corp - COST United Parcel Service-Cl B - UPS	11.15%	$5,000	AMZN - 225.99 COST - 949.78 UPS - 85.29	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Société Générale†	83371NGX8	American Express Co - AXP Bristol-Myers Squibb Co - BMY Walmart Inc - WMT	10.83%	$5,000	AXP - 323.71 BMY - 47.50 WMT - 99.44	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Morgan Stanley Finance LLC CIK: 0000895421	61779DA69	Altria Group Inc - MO Pepsico Inc - PEP UnitedHealth Group Inc - UNH	10.80%	$5,000	MO - 66.63 PEP - 148.64 UNH - 307.88	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

BBVA Global Securities, B.V. †	05556GBN0	Nike Inc -Cl B - NKE Philip Morris International - PM Visa Inc-Class A Shares - V	10.65%	$5,000	NKE - 74.74 PM - 163.22 V - 350.87	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Royal Bank of Canada CIK 1000275	78017PQV6	Adobe Inc - ADBE Deere & Co - DE Walt Disney Co/The - DIS	10.30%	$5,000	ADBE - 348.50 DE - 469.52 DIS - 117.38	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

UBS AG CIK: 0001114446	90309KUC6	Clorox Company - CLX Danaher Corp - DHR Emerson Electric Co - EMR	9.90%	$5,000	CLX - 122.91 DHR - 199.44 EMR - 129.50	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Barclays Bank PLC CIK 0000312070	06746E2L8	Abbvie Inc - ABBV Procter & Gamble Co/The - PG ServiceNow Inc - NOW	9.60%	$5,000	ABBV - 211.86 PG - 158.17 NOW - 919.38	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

The Toronto-Dominion Bank CIK: 0000947263	89115HTE7	Amgen Inc - AMGN Caterpillar Inc - CAT Home Depot Inc - HD	9.60%	$5,000	AMGN - 283.85 CAT - 415.12 HD - 407.71	8/28/2030	50%	50%	4.50%	Yes	3/4/2026

HSBC USA Inc. CIK: 0000083246	40447CYA2	Apple Inc - AAPL Salesforce Inc - CRM Verizon Communications Inc - VZ	9.50%	$5,000	AAPL - 238.47 CRM - 256.45 VZ - 43.74	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

GS Finance Corp. CIK: 0001419828	40058Q2Z1	Eli Lilly & Co - LLY Kimberly-Clark Corp - KMB Sherwin-Williams Co/The - SHW	9.25%	$5,000	LLY - 737.83 KMB - 128.00 SHW - 363.03	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

†Exempt Structured Note (no CIK number)

*Approximate; weighting may be affected by other Trust assets.

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Defined Terms for the Structured Notes

Autocallable Note: A Structured Note, which will be automatically redeemed prior to its maturity date if the Closing Values of all of the Note Underliers are greater than or equal to their respective Call Thresholds on the related Call Observation Date. Autocallable Notes are indicated in the table above.

Initial Value: An intraday price or level of the relevant Note Underlier on the pricing date.

Official Closing Price: The Official Closing Price of a Note Underlier that is an equity security will be the relevant official price of one share of such Note Underlier on the Relevant Exchange (as defined below) for such Note Underlier as of the close of the regular trading session of such exchange and as published on Bloomberg L.P. (including any successor service, “Bloomberg”), as specified in the table above, or on any successor page on Bloomberg, subject to adjustment by the Note Issuer for antidilution and other reorganization adjustments. Each Note Issuer will have its own policies regarding antidilution and other reorganization events, which are available in that Note Issuer’s prospectus for the Structured Note and filed with the SEC, and the discussion in this prospectus regarding antidilution and other reorganization events is subject to each Note Issuer’s disclosure regarding the related Structured Note.

Official Closing Level: On any Index Business Day for a Note Underlier that is an equity index, the Closing Value of the equity index or any successor index published by Bloomberg at the regular weekday close of trading on that Index Business Day. Each Note Issuer will have its own policies regarding successor equity indices and when the Official Closing Level will be that of the successor index or will be based on the alternate calculation of the underlying index, which are available in that Note Issuer’s prospectus for the Structured Note and filed with the SEC, and the discussion in this prospectus regarding successor indices and alternate calculations is subject to each Note Issuer’s disclosure regarding the related Structured Note.

Closing Value: The Official Closing Price or Official Closing Level of the relevant Note Underlier.

“Index Business Day” means, with respect to a Note Underlier that is an equity index, a day, as determined by the Note Issuer’s calculation agent, on which trading is generally conducted on each of the Relevant Exchange(s) for such equity index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

“Relevant Exchange” means any exchange for that Note Underlier where trading has a material effect (as determined by the calculation agent for the Note Issuer) on the overall market for trading of such Note Underlier.

Call Observation Dates: The dates listed in the prospectus for each Autocallable Note on which the respective Note Issuer’s calculation agent determines whether the Official Closing Price or Official Closing Level of the relevant Note Underlier is equal to, less than or greater than the respective Call Threshold. Call Observation Dates are subject to postponement as described in each such prospectus.

Call Payment Dates: The dates listed in the prospectus for each Autocallable Note on which the principal amount, the final Contingent Coupon and any previously unpaid Contingent Coupons will be paid to the trust. Call Payment Dates are subject to postponement as described in each such prospectus.

Call Threshold: The Initial Value of the relevant Note Underlier.

Coupon Barrier: The percentage of the Initial Value for the relevant Note Underlier, as indicated in the table above.

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Contingent Coupon: If the Official Closing Price or Official Closing Level of every Note Underlier is greater than or equal to its Coupon Barrier on an Observation Date, you will receive the Contingent Coupon of $10.00 per $1,000 Principal Amount on the applicable Coupon Payment Date. If the Official Closing Price or Official Closing Level of any Note Underlier is less than its Coupon Trigger on an Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date. Contingent Coupons, if any, will be paid on a monthly basis. Contingent Coupons are not interest and do not accrue.

You may not receive any Contingent Coupon payments over the term of the Notes.

Coupon Observation Dates: The dates listed in the prospectus for each Structured Note on which the respective Note Issuer’s calculation agent determines whether the Official Closing Price or Official Closing Level of the relevant Note Underlier is equal to, less than or greater than the respective Coupon Barrier. Coupon Observation Dates are subject to postponement as described in each such prospectus.

Coupon Payment Dates: The dates listed in the prospectus for each Structured Note on which any Contingent Coupons will be paid to the trust. Coupon Payment Dates are subject to postponement as described in each such prospectus.

Final Valuation Date: The date on which the Final Value of each Note Underlier is determined and the Final Settlement Value for each Structured Note is calculated. The Final Valuation Date for each Structured Note is set forth in the table below.

Principal Barrier: The percentage of the Initial Value for the relevant Note Underlier, as indicated in the table above.

Final Value: With respect to each Note Underlier, its Official Closing Price or Official Closing Level, as applicable, on the Final Valuation Date.

Least performing Note Underlier: For each Structured Note, the Note Underlier with lowest Reference Return.

Reference Return: With respect to each Note Underlier, the quotient, expressed as a percentage, calculated as follows:

(Final Value – Initial Value) / Initial Value

Final Settlement Value of each Structured Note, if not previously called:

For each $1,000 Principal Amount, the trust will receive a cash payment on the Maturity Date, calculated as follows:

If the Reference Return of every Note Underlier is greater than or equal to the Principal Barrier:

$1,000 + final Contingent Coupon and any previously unpaid Contingent Coupons.

Payments of principal are capped at par.

If the Reference Return of any Note Underlier is less than Principal Barrier:

$1,000 + ($1,000 × Reference Return of the Least Performing Note Underlier).

If the Final Value of any Note Underlier is less than its Principal Barrier, the trust will lose up to 100% of the Principal Amount. See “Payment of principal, if any, to the trust at the maturity of a Structured Note, if not previously called” on the cover page of this prospectus. Even with any Contingent Coupons received prior to maturity, the return on the Notes may be negative in this case. Any principal payment at maturity will be decreased as a result of the trust’s fees and expenses.

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Payment, if any, of Contingent Coupons to the trust:

Contingent Coupons, if any, will be paid to the trust by the relevant Note Issuer on a monthly basis if the Closing Value of every Note Underlier is greater than or equal to the relevant Coupon Barrier of a Structured Note on the related Coupon Observation Date.

•	A Contingent Coupon will not be paid on any Coupon Payment Date of a Structured Note if the Closing Value of any Note Underlier is below the Coupon Barrier on the related Coupon Observation Date.

•	That unpaid Contingent Coupon will be paid on a subsequent Coupon Payment Date, but only if the Closing Value of every Note Underlier of that Structured Note is greater than or equal to the relevant Coupon Barrier on the related subsequent Coupon Observation Date.

•	Once a previously unpaid Contingent Coupon has been paid on a subsequent Coupon Payment Date, that Contingent Coupon will not be paid again on another subsequent Coupon Payment Date. See “Description of the Structured Notes—Hypothetical Performance Return Examples” for examples of Contingent Coupon payments over the term of a Structured Note, including the negative effect of the trust’s fees and expenses.

It is possible that no Contingent Coupon payments may be made on a Structured Note, decreasing the return on the units. See “Payment, if any, of Contingent Coupons to the trust” on the cover page of this prospectus.

Hypothetical Performance Return Examples

The following table and examples are provided for illustrative purposes only and are hypothetical payments on a Structured Note at maturity. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Note Underlier relative to its Initial Value. We cannot predict the Official Closing Price or Official Closing Level of any Note Underlier on any Coupon Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Structured Note or payments on the units.

The tables below illustrate how the payment at maturity of a Structured Note would be calculated with respect to a $1,000 investment in that Structured Note, given a range of hypothetical performances of the relevant Note Underlier. The hypothetical returns on Structured Note below are numbers that result from comparing the payment at maturity per $1,000 principal amount of that Structured Note to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume a hypothetical Initial Value of $1,000.00 and a hypothetical Principal Barrier of $750.00 (75.00% of the hypothetical Initial Value).

As discussed in more detail above, the total return on any Structured Note will also depend on the number of Coupon Payment Dates on which the related Contingent Coupon is payable. It is possible that the only payment, if any, on any Structured Note will be the payment at maturity. The payment at maturity of any Structured Note will not exceed the principal amount of that Structured Note and may be significantly less. The first table below does not take Contingent Coupon payments into account nor does it take into account the payment by the trust of its fees and expenses.

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Hypothetical Principal Payment at Maturity of a Structured Note (excluding Autocallable Notes)

Reference Return of the Least Performing Note Underlier	Payment at Maturity (Excluding Coupons)
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
75.00%	$1,000.00
74.99%	$749.90
50.00%	$500.00
40.00%	$400.00
20.00%	$200.00
0.00%	$0.00

Hypothetical Contingent Coupon Payments

The examples below show the hypothetical monthly coupon, if any, that would be paid to the trust on each Coupon Payment Date with respect to each $1,000 face amount of the Structured Notes if the hypothetical Official Closing Level of each Note Underlier that is an equity index on the applicable Coupon Observation Date was the percentage of its Initial Value shown. These examples assume a Coupon Barrier of 75% and a monthly Contingent Coupon payment of $8.00 (equivalent to a 9.60% per annum coupon rate), and, except where noted, do not take into account the payment by the trust of its fees and expenses.

Example 1

Coupon Observation Date	Hypothetical Official Closing Level of Index No. 1 (as Percentage of Initial Value)	Hypothetical Official Closing Level of Index No. 2 (as Percentage of Initial Value)	Hypothetical Official Closing Level of Index No. 3 (as Percentage of Initial Value)	Hypothetical Monthly Coupon
1	95.00%	75.00%	85.00%	$8.00
2	69.00%	130.000%	135.000%	$0.00
3	85.000%	75.000%	87.000%	$16.00
4	65.00%	60.00%	65.00%	$0.00
5	65.00%	68.00%	30.00%	$0.00
6	90.00%	55.00%	95.00%	$0.00
7	100.00%	82.00%	110.00%	$32.00
8	110.00%	105.00%	50.00%	$0.00
9	50.00%	69.00%	55.00%	$0.00
10	65.00%	55.00%	65.00%	$0.00
11	55.00%	65.00%	30.00%	$0.00
12-36	65.00%	60.00%	50.00%	$0.00
			Total Hypothetical Coupons	$56.00

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In Example 1, the hypothetical Official Closing Level of each Note Underlier that is an equity index has increased or decreased relative to the Initial Value on each hypothetical Coupon Observation Date. On the Coupon Payment Dates relating to Coupon Observation Dates on which the hypothetical Official Closing Level of each Note Underlier that is an equity index is greater than or equal to its Coupon Barrier, the trust will receive a coupon payment. In addition, on those Coupon Payment Dates, the trust will also receive any previously unpaid coupons, as shown on the third and seventh Coupon Payment Dates. However, on the Coupon Payment Dates relating to Coupon Observation Dates on which the hypothetical closing level of at least one underlier is less than its Coupon Barrier, the trust will not receive a coupon payment, as shown on the 8th through the 36th Coupon Payment Dates.

Example 2

Coupon Observation Date	Hypothetical Official Closing Level of Index No. 1 (as Percentage of Initial Value)	Hypothetical Closing Level of Index No. 2 (as Percentage of Initial Value)	Hypothetical Closing Level of Index No. 3 (as Percentage of Initial Value)	Hypothetical Monthly Coupon
1	130.00%	60.00%	65.00%	$0.00
2	90.00%	65.00%	125.00%	$0.00
3	90.00%	65.00%	82.00%	$0.00
4	90.00%	135.00%	65.00%	$0.00
5	90.00%	65.00%	65.00%	$0.00
6	90.00%	70.00%	65.00%	$0.00
7	50.00%	60.00%	105.00%	$0.00
8	110.00%	50.00%	83.00%	$0.00
9	50.00%	60.00%	55.00%	$0.00
10	65.00%	55.00%	65.00%	$0.00
11	55.00%	65.00%	30.00%	$0.00
12-36	65.00%	60.00%	50.00%	$0.00
			Total Hypothetical Coupons	$0.00

In Example 2, the hypothetical Official Closing Level of each Note Underlier that is an equity index has increased or decreased relative to the Initial Value on each hypothetical Coupon Observation Date. However, the trust will not receive a coupon payment on any Coupon Payment Date because in each case the hypothetical Official Closing Level of at least one Note Underlier on the related Coupon Observation Date is less than its Coupon Barrier. The overall return the trust will earn on the Structured Note will be less than zero, taking into account the payment by the trust of its fees and expenses.

Example 3

Coupon Observation Date	Hypothetical Official Closing Level of Index No. 1 (as Percentage of Initial Value)	Hypothetical Closing Level of Index No. 2 (as Percentage of Initial Value)	Hypothetical Closing Level of Index No. 3 (as Percentage of Initial Value)	Hypothetical Monthly Coupon
1	130.000%	60.000%	65.000%	$0.00
2	90.000%	65.000%	125.000%	$0.00
3	90.000%	65.000%	82.000%	$0.00
4	90.000%	135.000%	65.000%	$0.00
5	90.000%	65.000%	65.000%	$0.00
6	90.000%	70.000%	65.000%	$0.00
7	50.000%	60.000%	105.000%	$0.00
8	110.000%	50.000%	83.000%	$0.00
9	50.000%	60.000%	55.000%	$0.00
10	65.000%	55.000%	65.000%	$0.00
11	55.000%	65.000%	30.000%	$0.00
12-35	65.000%	60.000%	50.000%	$0.00
36	85.00%	80.00%	85.00%	$288.00
			Total Hypothetical Coupons	$288.00

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In Example 3, the hypothetical Official Closing Level of each Note Underlier that is an equity index has increased or decreased relative to the Initial Value on each hypothetical Coupon Observation Date. The trust will not receive a coupon payment on any of Coupon Payment Dates 1-35 because in each case the hypothetical Official Closing Level of at least one Note Underlier on the related Coupon Observation Date is less than its Coupon Barrier. However, on the Final Valuation Date, the hypothetical Official Closing Level of each Note Underlier that is an equity index is greater than its Coupon Barrier. As a result, the hypothetical coupon of $8.00 is paid on the maturity date as well as the previously unpaid Contingent Coupons of $280.00, resulting in a total coupon payment of $288.00.

Payment Upon a Call of an Autocallable Note

The example below shows the payment of principal and contingent coupons that would be paid to the trust on a Call Payment Date prior to the maturity date of an Autocallable Note with respect to each $1,000 face amount of the Autocallable Note if the hypothetical Official Closing Level of each Note Underlier that is an equity index on the applicable Coupon Observation Date was the percentage of its Initial Value shown. These examples assume a Call Threshold of 100%, a Coupon Barrier of 75% and a monthly Contingent Coupon payment of $8.00 (equivalent to a 9.60% per annum coupon rate).

Coupon Observation Date	Hypothetical Official Closing Level of Index No. 1 (as Percentage of Initial Value)	Hypothetical Official Closing Level of Index No. 2 (as Percentage of Initial Value)	Hypothetical Official Closing Level of Index No. 3 (as Percentage of Initial Value)	Hypothetical Monthly Coupon
1	95.00%	75.00%	85.00%	$8.00
2	69.00%	130.000%	135.000%	$0.00
3	85.000%	75.000%	87.000%	$16.00
4	65.00%	60.00%	65.00%	$0.00
5	65.00%	68.00%	30.00%	$0.00
6	90.00%	55.00%	95.00%	$0.00
7	100.00%	82.00%	110.00%	$32.00
8	110.00%	105.00%	50.00%	$0.00
9	50.00%	69.00%	55.00%	$0.00
10	65.00%	55.00%	65.00%	$0.00
11	55.00%	65.00%	30.00%	$0.00
12	105.00%	120.00%	150.00%	$40.00
			Principal Payment Upon a Call	$1,000.00
			Total Payment on Call Payment Date	$1,040.00

In this example, the hypothetical Official Closing Level of each Note Underlier that is an equity index has increased or decreased relative to the Initial Value on each hypothetical Coupon Observation Date. On the Coupon Payment Dates relating to Coupon Observation Dates on which the hypothetical Official Closing Level of each Note Underlier that is an equity index is greater than or equal to its Coupon Barrier, the trust will receive a coupon payment. In addition, on those Coupon Payment Dates, the trust will also receive any previously unpaid coupons, as shown on the third and seventh Coupon Payment Dates. On the 12th Coupon Observation Date, which is also a Call Observation Date, the Closing Values of all of the Note Underliers that are equity indices are greater than or equal to their respective Call Thresholds. Consequently, the Autocallable Note is called, the final Contingent Coupon of $8.00 is paid together with three previously unpaid Contingent Coupons, totaling a $40.00 Coupon Payment, in addition to the $1,000 principal payment. Total payments over the life of the Autocallable Note would be $1,096.00. Principal payments paid on Autocallable Notes are capped at par.

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The tables above are provided for illustrative purposes only and are hypothetical. Although these tables use Note Underliers that are equity indices, the same results would apply to Note Underliers that are equity securities. Except as noted above, the tables above do not take into account the negative effect of the trust’s fees and expenses.

Investors will not receive a positive return (i.e., they will lose money) on their investment unless they receive more on their units than they originally invest (which amount is $10.527 per unit for units purchased at the trust’s inception, or $10.211 per unit for units purchased for Fee Accounts, subject to a Wrap Fee).

The trust’s investment strategy description, descriptions of the Structured Notes, the descriptions and tables above are hypothetical illustrations of the mathematical principles underlying the payment at maturity of the Structured Notes and the operation of the trust’s investment objective. There is no assurance that the trust will achieve its investment objective through the use of this strategy. Additional information about the strategy appears below. These examples do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the payment at maturity of the Structured Notes at the maturity date and the amount per unit that the trust would receive or pay in certain situations depending on the Final Value of each Note Underlier with respect to the relevant Structured Note. You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Maturity Date or as a result of purchasing units other than at the Inception Value. You may also realize a return that is higher or lower than the intended returns in the event that any Structured Notes are liquidated by the trust prior to expiration, due to the bankruptcy or merger of a Note Issuer or otherwise, in the event that the trust is terminated prior to the Maturity Date, if the trust is unable to maintain the proportional relationship of the Structured Notes based on the number of Structured Notes in the trust’s portfolio or as a result of increases in potential tax-related expenses and other expenses of the trust above estimated levels.

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Summary of Defined Terms
Final Valuation Date:	The Final Valuation Date for the Structured Notes will be August 28, 2030, subject to adjustment, as described below

Maturity Date:	The Trust will mature on September 4, 2030, subject to adjustment, as described below

Trust Portfolio:	Basket of Structured Notes, as described above

Unit price at inception:	$10.527 per unit, or $10.211 per unit for Fee Accounts, subject to a Wrap Fee

Maximum Loss per Unit:	100.00% per unit ($10.00 per unit) *

Distribution Dates:	monthly on the 25th of each month

Maximum Amount per Unit:	$10.00 per unit*

Inception Value:	$10.000 per unit, the net asset value per unit at the inception date

* At the Maturity Date the value of the units, the Maximum Amount per Unit and any loss per unit will be increased by, the amount of the fees and expenses incurred by the trust during the life of the trust.

The value of the Structured Notes on the respective Coupon Observation Dates for each Structured Note and the Final Valuation Date will allow the trust to provide potential income if Contingent Coupons are paid, or losses based on the performance of the Structured Notes, for units purchased at a price equal to their Inception Value and held until the Maturity Date.

Investors may lose a substantial amount (up to 100.00%) of their investment. The intended Maximum Loss per Unit is $10.00 (100.00%) based on an Inception Value of $10.000. In addition, the trust’s fees and expenses will have the effect of increasing the respective Principal Barriers of the Structured Notes.

The “Final Valuation Date” for the Structured Notes will be August 28, 2030. If a Note Issuer postpones the Final Valuation Date, because such day is not a trading day or a market disruption event occurs or is continuing, then the maturity date for that Structured Note may be automatically postponed to preserve the number of trading days between the Final Valuation Date and the maturity date. Each Note Issuer will have its own policies regarding postponements and market disruption events, which are available in that Note Issuer’s prospectus for the Structured Note and filed with the SEC, and the discussion in this prospectus regarding postponements, market disruption events and non-trading days, is subject to each Note Issuer’s disclosure regarding the related Structured Note.

The “Maturity Date” for the units will be September 4, 2030, as specified above under “Summary of Defined Terms,” unless that day is not a business day, in which case the Maturity Date will be the next following business day. In certain situations the trust may terminate prior to the Maturity Date as existed prior to the postponement(s). See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information.

A “business day” with respect to units, means a day on which the New York Stock Exchange is scheduled to be open for regular trading and on which general banking transactions are conducted.

Principal Risks

As with all investments, you can lose money by investing in the units of the trust. The trust also might not perform as well as you expect. This can happen for several reasons, including the following:

•	The trust’s investment objective is designed to be achieved only if you purchase units at the Inception Value and hold them until the Maturity Date. The trust’s investment objective has not been designed to deliver on its objective if the units are bought at prices different than the Inception Value or are redeemed prior to the Maturity Date. Prior to the Maturity Date, the value of the trust’s portfolio could vary because of related factors other than the value of the Trust Portfolio. Certain related factors include interest rates, implied volatility levels and dividend yields of the Trust Portfolio, implied dividend levels of the Trust Portfolio, the Note Underliers, and general market conditions.

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•	Security prices will fluctuate. The value of your investment may fall over time. Amounts available to distribute to unitholders upon dissolution of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed. Upon dissolution of the trust and at any other point in time, the units may be worth less than your original investment. The value of the units will decrease over time by the trust annual fees and expenses.

•	The Structured Notes do not guarantee the return of any principal. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not guarantee the repayment of principal. If the Final Value of any Note Underlier of a Structured Note is less than its respective Principal Barrier, the trust will be exposed to the decline in the Closing Value of the Least Performing Note Underlier, as compared to its Initial Value, on a 1-to-1 basis, and the trust will receive for that Structured Note at its maturity an amount equal to the stated principal amount of that Structured Note multiplied by the Reference Return of the Least Performing Note Underlier. In this case, the payment at maturity of that Structured Note will be less than the percentage of the stated principal amount represented by the related Principal Barrier and could be zero, with a resulting loss in value to the trust. The trust may experience substantial exposure to losses from the Structured Notes.

•	The Structured Notes do not provide for regular coupon payments. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. The Structured Notes will pay a Contingent Coupon only if the Closing Value of each Note Underlier is greater than or equal the percentage of its Initial Value represented by the related Coupon Barrier on the related Coupon Observation Date of that Structured Note. If, on the other hand, the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on the relevant Coupon Observation Date, we will pay no coupon on the applicable Coupon Payment Date of that Structured Note. However, if the Contingent Coupon of a Structured Note is not paid on any Coupon Payment Date because the Closing Value of any Note Underlier of that Structured Note is less than its respective Coupon Barrier on the related Coupon Observation Date, such unpaid Contingent Coupon will be paid on a later Coupon Payment Date of that Structured Note but only if the Closing Value of each Note Underlier on the related subsequent Coupon Observation Date is greater than or equal to its respective Coupon Barrier. Therefore, with respect to that Structured Note, the trust will not receive payment for such unpaid Contingent Coupon if the Closing Value of any Note Underlier of that Structured Note is less than its respective Coupon Barrier on each subsequent Coupon Observation Date. If the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on each Coupon Observation Date, the trust will not receive any Contingent Coupon for the entire term of that Structured Note. It is possible that the Closing Value of one or more of the Note Underliers of a Structured Note will remain below the respective Coupon Barrier(s) for extended periods of time or even throughout the term of that Structured Note so that the trust will receive few or no Contingent Coupons with respect to that Structured Note. If the trust does not earn sufficient Contingent Coupons over the term of the Structured Notes, the overall return on the Structured Notes may be less than the amount that would be paid on conventional debt securities of the same issuers and of comparable maturity.

•	The Contingent Coupons, if any, are based only on the value of each Note Underlier of a Note Issuer on the related Coupon Observation Date at the end of the related coupon period. Whether Contingent Coupons will be paid on any Coupon Payment Date for any Structured Note will be determined at the end of the relevant coupon period, based on the Closing Value of each Note Underlier on the relevant Coupon Observation Date. As a result, you will not know whether the trust will receive the Contingent Coupon on any Coupon Payment Date until near the end of the relevant coupon period. Moreover, because the Contingent Coupons of a Structured Note are based solely on the Closing Value of each Note Underlier on the Coupon Observation Dates, if the Closing Value of any Note Underlier on any Coupon Observation Date is below its respective Coupon Barrier, the trust will receive no coupon for the related coupon period with respect to that Structured Note, or any previously unpaid Contingent Coupons, even if the Closing Value of such Note Underlier was greater than or equal to its respective Coupon Barrier on other days during that interest period and even if the Closing Values of the other Note Underliers are greater than or equal to the respective Coupon Barriers.

•	Autocallable Notes may be called prior to the Maturity Date, reducing potential contingent coupon payments to the trust. If any of the Autocallable Notes are called early, the holding period over which the trust may receive Contingent Coupons could be as little as the time until the first Call Payment Date.

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•	You are exposed to the price risk of each Note Underlier, with respect to both the Contingent Coupons, if any, and the payment at maturity, if any. The return on the Structured Notes is not linked to a basket consisting of all of the relevant Note Underliers. Rather, the return on any Structured Note will be contingent upon the independent performance of each related Note Underlier. Unlike an instrument with a return linked to a basket of underlying assets in which risk is mitigated and diversified among all the components of the basket, the trust will be exposed to the risks related to each Note Underlier in a Structured Note. Poor performance by any Note Underlier over the term of any Structured Note may negatively affect your return and will not be offset or mitigated by any positive performance by the other Note Underliers in that Structured Note. To receive any Contingent Coupons, each Note Underlier in a Structured Note must close at or above its respective Coupon Barrier on the applicable Coupon Observation Date. In addition, if any Note Underlier in a Structured Note has declined to below its respective Principal Barrier as of the Final Valuation Date, you will be fully exposed to the decline in the Least Performing Note Underlier over the term of that Structured Note on a 1-to-1 basis, even if the other Note Underliers in that Structured Note have appreciated or have not declined as much. Under this scenario, the value of any such payment will be less than the percentage represented by the applicable Principal Barrier and could be zero. Accordingly, your investment is subject to the price risk of each Note Underlier.

•	Because the Structured Notes are linked to the performance of the Least Performing Note Underlier, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Structured Notes were linked to just one stock. The risk that the trust will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if the trust invests in the Structured Notes as opposed to substantially similar securities that are linked to the performance of just one Note Underlier. With three Note Underliers, it is more likely that any Note Underlier in a Structured Note will close below its Coupon Barrier on any Coupon Observation Date, or its Principal Barrier on the Final Valuation Date, than if the Structured Notes were linked to only one Note Underlier. Therefore, it is more likely that you will not receive any trust income from Contingent Coupons, or any previously unpaid coupons, and that you will suffer a significant loss on your investment.

•	Neither you nor the trust will participate in any appreciation of any of the Note Underliers. The trust will not participate in any appreciation of any Note Underlier from its respective Initial Value, and the return on the Structured Notes will be limited to the Contingent Coupons, if any, that are paid with respect to each Coupon Observation Date on which the Closing Value of each Note Underlier for that Structured Note is greater than or equal to its respective Coupon Barrier. Payments of principal are capped at par.

•	A change in the value of one or more Structured Notes may be offset by a change in the values of the other Structured Notes. A change in the Final Value of the Least Performing Note Underlier of one or more Structured Notes as of the Final Valuation Date may not correlate with a change in the Final Values of other Least Performing Note Underliers of other Structured Notes. The Closing Value of one or more Note Underliers may increase in one or more Structured Notes, while the Closing Values of the other Note Underliers in other Structured Notes may not increase as much, or may even decrease. Therefore, in calculating the value of the Trust Portfolio at the Final Valuation Date, an increase in the value of one or more Note Underliers in one or more Structured Notes may be moderated, or wholly offset, by lesser increases or decreases in the values of the Note Underliers in other Structured Notes. This effect is further amplified by the differing weights of the Structured Notes where changes in lower weighted Structured Notes may be offset by even smaller changes in more heavily weighted Structured Notes.

•	In some circumstances, the payments that the trust receives on any Structured Note may be based on the shares of an issuer other than the issuer of the relevant Note Underlier that is an equity security. Following certain corporate events relating to the issuer of any Note Underlier that is an equity security where such issuer is not the surviving entity, any coupon payments and the amount of principal paid at maturity of a Structured Note may be based on the stock of a successor Note Underlier issuer or any cash or any other assets distributed to holders of the Note Underlier in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of any Structured Note.

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•	Changes that affect the value of a Note Underlier that is an equity index may affect the market value of any Structured Note and the amount the trust will receive on any Structured Notes. The policies of the reference sponsor of a Note Underlier that is an equity index concerning additions, deletions and substitutions of the stocks included in a Note Underlier that is an equity index, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of a Note Underlier that is an equity index. The policies of the reference sponsor with respect to the calculation of a Note Underlier that is an equity index could also affect the value of a Note Underlier that is an equity index. The reference sponsor may discontinue or suspend calculation or dissemination of a Note Underlier that is an equity index. Any such actions could affect the value of the Note Underlier that is an equity index and the value of and the return on the Structured Notes.

•	We cannot predict the future performance of any Note Underlier based on its historical performance.

•	The market price of the units will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Structured Notes in the secondary market and therefore the daily net asset value of the trust. We expect that generally the level of interest rates available in the market and the value of each Note Underlier on any day, including in relation to its respective Coupon Barrier and Principal Barrier, will affect the value of the Structured Notes more than any other factors. Other factors that may influence the value of the Structured Notes include:

o	the volatility (frequency and magnitude of changes in value) of the Note Underliers,

o	whether the Closing Value of any Note Underlier has been below its respective Coupon Barrier on any Coupon Observation Date,

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Note Underliers or securities markets generally and which may affect the value of each Note Underlier,

o	dividend rates on the Note Underliers,

o	the time remaining until the Structured Notes mature,

o	interest and yield rates in the market,

o	the availability of comparable instruments, and

o	any actual or anticipated changes in the credit ratings or credit spreads of the Note Issuers.

Generally, the longer the time remaining to maturity of any Structured Note, the more the market price of that Structured Note will be affected by the other factors described above. Some or all of these factors will influence the secondary market price of any Structured Note if sold prior to maturity which, in turn, affects the daily net asset value of the trust. In particular, if any Note Underlier has closed near or below its Coupon Barrier, and especially if any Note Underlier has closed near or below its Principal Barrier, the market value of the Structured Notes is expected to decrease substantially and you may have a secondary market value at a substantial discount from the stated principal amount of $1,000 per Structured Note.

We cannot predict the future performance of any Note Underlier based on its historical performance. The value of any Note Underlier may decrease and be below the Coupon Barrier for such Note Underlier on each Coupon Observation Date so that you will receive no return on your investment, and one or more of the Note Underliers may close below the respective Principal Barriers on the final observation date so that you lose more than the percentage represented by the respective Principal Barrier or all of your initial investment. There can be no assurance that the Closing Value of each Note Underlier will be greater than or equal to the respective Coupon Barrier on any Coupon Observation Date so that you will receive periodic coupons on the Structured Notes for the applicable interest period or that the Closing Values of the Note Underliers will be greater than or equal to the respective Principal Barriers on the final observation date so that you do not suffer a significant loss on your initial investment in the units.

•	Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities, such as the Structured Notes. Debt securities generally trade on an “over-the-counter” market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Under those circumstances, the value of the Structured Notes will require more reliance on the judgment of the depositor than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Structured Notes, which could affect the valuation of units.

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•	Return on the units is subject to limited contingent downside protection. The maximum loss for units purchased at their Inception Value and held for the life of the trust is based on the value of the Trust Portfolio. Because the Principal Barrier of each Structured Note is designed to protect only against declines in the Final Value of that Structured Note down to that Principal Barrier, declines in the value of the Least Performing Note Underlier beyond the respective Principal Barrier will result in a loss of principal for that Structured Note, reduced by the trust’s fees and expenses. Due to trust fees and expenses, at the Maturity Date the value of the units, and the effect of the Principal Barriers, will be reduced, and any loss per unit will be subject to increase. See “Description of the Structured Notes—Hypothetical Performance Return Examples.” You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Maturity Date, if a Structured Note is otherwise terminated by the trust prior to expiration, due to insolvency, merger or otherwise or because of increases in potential tax-related expenses and other expenses of the trust.

•	Investors who purchase units at a price that is above the Inception Value will be subject to, on the Maturity Date, a maximum total loss per unit which can be greater than the Maximum Loss. The trust’s ability to provide the limited contingent downside protection via the Principal Barrier of each Structured Note is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Maturity Date. The return on units purchased at a price that is higher than the Inception Value will be less than for units purchased at the Inception Value.

•	Investors who redeem units before the Maturity Date may lose money. The redemption price paid to an early redeeming holder may be less than that paid to a unit holder at the maturity of the trust if the Structured Notes have appreciated at the maturity of the trust, as opposed to the time of redemption, or the net asset value of the trust is less at the redemption time than at maturity of the trust.

•	You may lose a significant portion (up to 100.00%) of your investment. The trust does not provide principal protection and you may not receive the return of the capital you invest.

•	The Structured Notes are subject to the credit risk of the respective Note Issuers, and any actual or anticipated changes to such Note Issuer’s credit ratings or credit spreads may adversely affect the market value of the Structured Notes. The trust is dependent on each Note Issuer’s ability to pay all amounts due on the Structured Notes at maturity or on any Coupon Payment Date, and therefore you are subject to that credit risk. Except in the case of a Structured Note subject to a parent guarantee, the Structured Notes are not guaranteed by any other entity. If any Note Issuer (or parent guarantor, if applicable) defaults on its obligations under the Structured Notes, the trust’s assets would be at risk and you could lose some or all of your investment. Any actual or anticipated decline in any Note Issuer’s credit ratings or increase in the credit spreads charged by the market for taking such Note Issuer’s credit risk is likely to adversely affect the market value of the Structured Notes and the value of the trust’s assets.

•	Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights as would holders of a direct investment in the Note Underliers that are equity securities.

•	Cash balances may be insufficient to meet any or all expenses of the Trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to make such payments. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective. You could experience a dilution of your investment if we increase the size of the trust as we sell units. There is no assurance that your investment will maintain its size or composition.

•	The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by one or more unitholders owning a large percentage of units. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

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•	Under certain circumstances, current market prices may not be available with respect to the Structured Notes. Under those circumstances, the value of the Structured Notes will require more reliance on the judgment of the depositor than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Structured Notes which could impact the value received or paid for units.

•	On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

•	The trust does not actively manage the portfolio. Except in limited circumstances, the trust will hold the same Structured Notes even if their market value declines. See “Trust Administration—Changing Your Portfolio.”

•	Tax risk. The trust intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the trust’s taxable income will be subject to tax at the trust level and to a further tax at the unitholder level when such income is distributed. See “Investment Risks—Tax Risks” and “Taxes” sections in this prospectus for further information.

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Who Should Invest

You should consider this investment if you want:

•	to own securities representing interests in the Structured Notes in a single investment.

•	the potential for periodic coupon payments on the Trust Portfolio.

•	to accept the risk of as much as a 100.00% loss of your investment.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in structured notes.

•	are uncomfortable with exposure to the risk of loss for performance below the respective Principal Barriers.

•	are uncomfortable with a return that depends upon the performance of the Trust Portfolio.

•	are uncomfortable foregoing any gains related to positive Note Underlier performance.

•	are uncomfortable with the risk that you may lose as much as 100.00% of your investment.

•	are not willing to be subject to a Maximum Loss that is less than the respective Principal Barriers, and potentially much less, or a loss that can be greater than the Maximum Loss, if units are purchased at a price above the Inception Value.

•	are uncomfortable with the negative effect of the trust’s fees and expenses.

•	cannot hold the units until the Maturity Date.

•	require consistent income at a fixed rate.

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Summary Information

Unit price at inception: *	$10.527, or $10.211 for Fee Accounts, subject to a Wrap Fee

Inception date:	September 4, 2025

Maturity Date:	September 4, 2030

Estimated net annual distribution per unit:**	$1.109

Monthly Distribution dates:	25th day of the month

Monthly Record dates:	10th day of the month

Initial distribution date:	September 25, 2025

Initial record date:	September 10, 2025

CUSIP Number

Standard Accounts:	62479G692

Fee Based Accounts:	62479G718

Minimum investment:	10 units

Inception Value:	$10.00 per unit, the net asset value per unit at the inception date

*As of September 4, 2025 and may vary thereafter.

** Assuming that all Contingent Coupons are paid over the life of the trust. Under the terms of the Structured Notes, there may be no Contingent Coupons paid at all. See “Principal Risks — The Structured Notes do not provide for regular coupon payments.”

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Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10.527 public offering price for standard accounts. If units of the trust are purchased for a Fee Account subject to a Wrap Fee, then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the concession of 3.00% received by authorized brokers and dealers who are participating in the distribution of the units, but will be subject to the maximum distribution fee net of such concession amount, plus the organization costs. Please refer to “Fee Accounts” under “How To Buy Units.” Actual expenses may vary.

Distribution Fee	As a % of Public Offering Price	Amount per Unit ($)

Initial sales concession (2)	3.00%	$0.316
Creation and development fee (3)	1.50%	$0.158
Maximum distribution fee (1)	4.50%	$0.474

Organization costs (4)	0.50%	$0.053

Annual Operating Expenses (5)	As a % of Net Assets	Amount per Unit ($)
Trustee fee (6) (7)	0.12%	$0.012
Depositor and evaluation fees (7)(8)	0.18%	$0.018

Other	0.05%	$0.005
Total	0.35%	$0.035

(1)       The maximum distribution fee includes an initial distribution fee, the initial sales concession and the creation and development fee to compensate the sponsor for creating and developing the trust. The maximum distribution fee is equal to 4.50% of the public offering price per unit. Investors are obligated to pay the entire applicable maximum distribution fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(2)       The price that you pay to purchase units of the trust includes an initial distribution fee and the initial sales concession. The sum of the initial distribution fee and the initial sales concession is equal to the difference between the maximum distribution fee (maximum of 4.50% of the public offering price per unit) and the creation and development fee. Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive a concession of 3.00% of the public offering price per unit at the time such units are purchased.  The initial distribution fee for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial distribution fee and the initial sales concession will vary as the public offering price varies.  As such, if the public offering price exceeds $10.527 per unit, the initial distribution fee and the initial sales concession will be greater than the percentage and dollar amount provided above.  Despite the variability of the initial distribution fee and the initial sales concession, each investor is obligated to pay the entire applicable maximum distribution fee that is applicable, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(3)       The sponsor receives the creation and development fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is fixed at $0.158 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The sponsor pays 90% of this fee to the portfolio consultant. Units purchased after the close of the initial offering period will not be subject to the creation and development fee. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage amount of the creation and development fee will vary as the public offering price varies. The percentage amount that constitutes the creation and development fee as set forth above is based on a $10.527 per unit public offering price as of the Inception Date. As such, if the public offering price is less than $10.527 per unit, the creation and development fee will be greater on a percentage basis than the percentage provided above.

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(4)       The organizational cost is fixed at $0.053 per unit. As it is assessed on a fixed dollar amount per unit, it will vary over time as a percentage of the public offering price per unit and is paid by the trust at the close of the initial offering period, which is expected to be approximately 3 months from the Inception Date. To the extent the actual organization costs are greater than the estimated amount of $0.053 per unit of the trust, only the estimated organization costs will be charged to the trust. Organization costs include a one-time licensing fee paid to a registered investment adviser for advising the sponsor on selecting the Structured Notes.

(5)       Operating expenses do not include brokerage costs and other transactional fees, or other custody charges. The trust is responsible for the annual operating expenses. The estimated operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected.

(6)         Trustee fees are subject to a minimum of $10,000 per annum.

(7)         Trustee, supervisory, administration and evaluation fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fees paid to the depositor or its affiliates for providing services be more than the actual cost of providing such services in such year.

(8)         Fees for valuation services are paid to the depositor.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 11.44%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$534

2 years	$567

3 years	$600

4 years	$634

5 years (life of trust)	$667

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m+ funds Trust, Series 10-1

TRUST PORTFOLIO

As of September 3, 2025

Issuer & CIK No.	CUSIP	Note Underliers	Per Annum Coupon	Principal Amount ($ MM)	Initial Values	Final Valuation Date	Principal Barrier	Coupon Barrier	Weight*	Auto- Callable	First Call Observation Date
BNP Paribas†	05618Y3N6	HCA Healthcare Inc - HCA Merck & Co. Inc. - MRK Target Corp - TGT	13.25%	$17,000	HCA - 407.61 MRK - 84.18 TGT - 92.35	8/28/2030	50%	50%	15.30%	Yes	3/4/2026

Crédit Agricole Corporate and Investment Bank†	22534W5Z7	Abbott Laboratories - ABT Comcast Corp-Cl A - CMCSA NVIDIA Corp - NVDA	12.60%	$17,000	ABT - 132.18 CMCSA - 33.89 NVDA - 170.62	8/28/2030	50%	50%	15.30%	Yes	3/3/2026

BofA Finance LLC CIK: 0000070858	09711JBZ1	McDonald's Corp - MCD Oracle Corp - ORCL Ulta Beauty Inc - ULTA	12.55%	$17,000	MCD - 316.39 ORCL - 223.45 ULTA - 531.07	8/28/2030	50%	50%	15.30%	Yes	3/3/2026

The Bank of Nova Scotia CIK: 0000009631	06418VT38	Digital Realty Trust Inc - DLR Microsoft Corp - MSFT Starbucks Corp - SBUX	11.16%	$5,000	DLR – 161.50 MSFT – 505.35 SBUX – 87.25	8/28/2030	50%	50%	4.50%	Yes	3/4/2026

Canadian Imperial Bank of Commerce CIK: 0001045520	13609FAC8	Broadcom Inc - AVGO Coca-Cola Co/The - KO Mastercard Inc -Cl A - MA	11.04%	$5,000	AVGO - 302.39 KO - 68.99 MA - 593.28	8/28/2030	50%	50%	4.50%	Yes	3/9/2026

Citigroup Global Markets Holdings Inc. CIK: 0000831001	17333MQA4	Amazon.Com Inc - AMZN Costco Wholesale Corp - COST United Parcel Service-Cl B - UPS	11.15%	$5,000	AMZN - 225.99 COST - 949.78 UPS - 85.29	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Société Générale†	83371NGX8	American Express Co - AXP Bristol-Myers Squibb Co - BMY Walmart Inc - WMT	10.83%	$5,000	AXP - 323.71 BMY - 47.50 WMT - 99.44	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Morgan Stanley Finance LLC CIK: 0000895421	61779DA69	Altria Group Inc - MO Pepsico Inc - PEP UnitedHealth Group Inc - UNH	10.80%	$5,000	MO - 66.63 PEP - 148.64 UNH - 307.88	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

BBVA Global Securities, B.V. †	05556GBN0	Nike Inc -Cl B - NKE Philip Morris International - PM Visa Inc-Class A Shares - V	10.65%	$5,000	NKE - 74.74 PM - 163.22 V - 350.87	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Royal Bank of Canada CIK 1000275	78017PQV6	Adobe Inc - ADBE Deere & Co - DE Walt Disney Co/The - DIS	10.30%	$5,000	ADBE - 348.50 DE - 469.52 DIS - 117.38	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

UBS AG CIK: 0001114446	90309KUC6	Clorox Company - CLX Danaher Corp - DHR Emerson Electric Co - EMR	9.90%	$5,000	CLX - 122.91 DHR - 199.44 EMR - 129.50	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

Barclays Bank PLC CIK 0000312070	06746E2L8	Abbvie Inc - ABBV Procter & Gamble Co/The - PG ServiceNow Inc - NOW	9.60%	$5,000	ABBV - 211.86 PG - 158.17 NOW - 919.38	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

The Toronto-Dominion Bank CIK: 0000947263	89115HTE7	Amgen Inc - AMGN Caterpillar Inc - CAT Home Depot Inc - HD	9.60%	$5,000	AMGN - 283.85 CAT - 415.12 HD - 407.71	8/28/2030	50%	50%	4.50%	Yes	3/4/2026

HSBC USA Inc. CIK: 0000083246	40447CYA2	Apple Inc - AAPL Salesforce Inc - CRM Verizon Communications Inc - VZ	9.50%	$5,000	AAPL - 238.47 CRM - 256.45 VZ - 43.74	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

GS Finance Corp. CIK: 0001419828	40058Q2Z1	Eli Lilly & Co - LLY Kimberly-Clark Corp - KMB Sherwin-Williams Co/The - SHW	9.25%	$5,000	LLY - 737.83 KMB - 128.00 SHW - 363.03	8/28/2030	50%	50%	4.50%	Yes	3/3/2026

†Exempt Structured Note (no CIK number)

*Approximate; weighting may be affected by other Trust assets.

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How To Buy Units

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. The public offering price of units includes:

•	the net asset value per unit, plus

•	cash to pay organization costs, plus

•	the maximum distribution fee, plus

•	accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received at a designated time prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust. If we receive your order on or prior to such designated time or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after such time, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders.

Value of the Structured Notes: We, through the depositor as evaluator, determine the value of the Structured Notes as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

iCapital Markets LLC, the depositor, determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount to pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee, initial fees and expenses paid to the portfolio consultant, if any, and, if applicable, any license provider, and the initial audit.

Distribution Fee. You pay a fee in connection with purchasing units. We refer to this fee as the “maximum distribution fee.” The maximum distribution fee equals 4.50% of the public offering price per unit. The maximum distribution fee consists of the initial distribution fee, the initial sales concession and the creation and development fee. You pay the maximum distribution fee at the time you buy units other than for units purchased in Fee Accounts subject to a Wrap Fee. Based on a $10.527 per unit public offering price on the Inception Date, the sum of the initial distribution fee and the initial sales concession per unit is 3.00% of the public offering price (i.e., a maximum distribution fee per unit of 3.00% of the public offering price minus a creation and development fee of $0.158 per unit). The initial distribution fee for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ.

The creation and development fee is a fixed dollar amount per unit and the trust must charge this amount per unit regardless of any decrease in net asset value. If you buy units at prices of less than the initial public offering price per unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 1.50% of the public offering price per unit.

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Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive a concession equal to 3.00% of the then applicable public offering price per unit at the time such units are purchased.

Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial distribution fee and the initial sales concession will vary as the public offering price varies. As such, if the public offering price exceeds $10.527 per unit, the initial distribution fee and the initial sales concession will be greater than the percentage and dollar amount provided in the Fees and Expenses Table. Despite the variability of the initial distribution fee and the initial sales concession, each investor is obligated to pay the entire applicable maximum distribution fee.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of trusts sponsored by us in the dollar amounts shown below may, at our sole discretion, be entitled to up to the following additional sales concession on primary market sales of units sponsored by us:

Total Sales (in millions)	Additional Concession

$5 but less than $10	0.035%

$10 but less than $150	0.05%

$150 but less than $250	0.075%

$250 but less than $1,000	0.100%

$1,000 but less than $5,000	0.125%

$5,000 but less than $7,500	0.150%

$7,500 or more	0.175%

Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a concession, but such units may, at our sole discretion, be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making units of the trust available to their customers on an agency basis. A portion of the concession paid by these customers may be kept by or given to the banks in the amounts shown above.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the concession of 3.00% received by authorized brokers and dealers who are participating in the distribution of the units, but will be subject to the maximum distribution fee, net of such concession amount, plus the organization costs. Further, for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust, the initial distribution fee included in the maximum distribution fee may be decreased or eliminated. Consequently, the price that investors pay to purchase units may differ.

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Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Summary Information,” but such amounts may vary depending on your selling firm.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Employees. We waive the initial sales concession and the initial distribution fee for purchases made by officers, directors and employees of the sponsor, the portfolio consultant and its affiliates and their family members (spouses, children and parents), or by registered representatives of selling firms for the units and their family members (spouses, children or parents). These purchases are not subject to the initial sales concession and the initial distribution fee but will be subject to the creation and development fee and the organization costs. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

How To Sell Your Units

You can sell or redeem your units on any business day on which the New York Stock Exchange is open through your financial professional or the trustee of the trust. Unit prices are available through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any creation and development fee if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any creation and development fee or organizational costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may redeem all or a portion of your units directly with the trustee, The Bank of New York Mellon, on any day on which the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any creation and development fee or organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request properly transmitted prior to a designated time before the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after such designated time, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

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If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Commission permits. The trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

Distributions In Kind. Unitholders tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of trust assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that (1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the Structured Notes that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio, (2) the sponsor and the trustee have received documentation for the Distribution In Kind in form and substance satisfactory to the sponsor and the trustee and (3) the unitholder has elected the Distribution In Kind at least thirty business days prior to the Maturity Date. The Distribution In Kind option may be terminated, modified or discontinued at any time by the sponsor without notice, and the sponsor reserves the right, in its sole discretion, to reject any request for a Distribution In Kind.

If the unitholder meets the requirements discussed above, the trustee, as directed by the portfolio consultant, may make a Distribution In Kind to a designated account of the unitholder consisting of a non-fractional pro-rata distribution of each of the Structured Notes owned by the trust and cash. As a tendering unitholder, you will receive your pro-rata number of Structured Notes that make up the portfolio, and cash from the income and capital accounts. If funds in the income and capital account (each as defined below under “Distributions”) are insufficient to cover the required cash distribution to the tendering unitholder, the sponsor may cause the trust to sell Structured Notes in order to make funds available. To the extent that Structured Notes are sold or redeemed in kind, the size of the trust will, and the diversity of the trust’s portfolio assets may, be reduced but each remaining unit will continue to represent the same proportional interest in each Structured Note remaining in the portfolio. Sales may be required at a time when Structured Notes would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Structured Notes in the portfolio at the time of redemption. Unitholders may incur transaction costs, including transaction costs associated with liquidating Structured Notes received through a Distribution In Kind, and any such Structured Notes received will be subject to market risk until sold. In the event that any Structured Notes received in kind are illiquid, unitholders will bear the risk of not being able to sell such Structured Notes in the near term, or at all.

Notwithstanding the foregoing, if, as a result of its secondary market activities or the receipt of redemption requests from other unitholders, the unitholder requesting the Distribution in Kind is the sponsor or an affiliated person of the trust, the portfolio consultant may direct the trustee to make a Distribution In Kind to such unitholder provided that the portfolio consultant determines that no one with a pecuniary incentive to influence the Distribution In Kind will influence selection of the Structured Notes, the Distribution In Kind consists of a pro rata distribution of all trust securities, and the Distribution In Kind does not favor the sponsor or such affiliated person to the detriment of any other unitholder.

Distributions

Distributions. The trust generally pays distributions of its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under the “Summary Information” section of this prospectus. In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

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Coupons received by the trust are credited by the trustee to the trust’s “income account.” Other receipts are credited to the “capital account.” After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, income received will be distributed on each distribution date to unitholders of record as of the preceding record date, provided that all distributions will be net of fees and expenses. Consequently, if fees and expenses are higher that the funds received in the income account, no distributions will be made. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $0.10 per unit.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Estimated Distributions. The estimated net annual interest income per unit as of the close of business the day before the trust’s inception date is shown under the “Summary Information” section of this prospectus. This amount assumes no changes in trust fees and expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of bonds, if any, prior to the stated maturity date of the bonds. The actual distributions that you receive, if any, will vary from this estimate with changes in expenses, interest rates and maturity, call, default or sale of bonds.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the Structured Notes in your portfolio. You should understand these risks before you invest. If the value of the Structured Notes falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the portfolio assets in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Several factors, many of which are beyond our control, will influence the value of the Structured Notes in the secondary market and therefore the daily net asset value of the trust. We expect that generally the level of interest rates available in the market and the value of each Note Underlier on any day, including in relation to its respective Coupon Barrier and Principal Barrier, will affect the value of the Structured Notes more than any other factors. Other factors that may influence the value of the Structured Notes include:

•	the volatility (frequency and magnitude of changes in value) of the Note Underliers,

•	whether the Closing Value of any Note Underlier has been below its respective Coupon Barrier on any observation date,

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Note Underliers or securities markets generally and which may affect the value of each Note Underlier,

•	dividend rates on the Note Underliers,

•	the time remaining until the Structured Notes mature,

•	interest and yield rates in the market,

•	the availability of comparable instruments, and

•	any actual or anticipated changes in the credit ratings or credit spreads of the Note Issuers.

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Generally, the longer the time remaining to maturity of any Structured Note, the more the market price of that Structured Note will be affected by the other factors described above. Some or all of these factors will influence the secondary market price of any Structured Note if sold prior to maturity which, in turn, affects the daily net asset value of the trust. In particular, if any Note Underlier has closed near or below its Coupon Barrier, and especially if any Note Underlier has closed near or below its Principal Barrier, the market value of the Structured Notes is expected to decrease substantially and you may have a secondary market value at a substantial discount from the stated principal amount of $1,000 per Structured Note.

While the Structured Notes are related to the performance of the Note Underliers, any coupon payments and the return on the Structured Notes depends on the prices of the Note Underliers at the Final Valuation Date. The Final Valuation Date is August 28, 2030, subject to adjustments in certain events, as described above. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a Structured Note solely because the market value falls as is possible in a managed fund.

Principal risk. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not guarantee the repayment of principal. If the Final Value of any Note Underlier of a Structured Note is less than its respective Principal Barrier, the trust will be exposed to the decline in the Closing Value of the Least Performing Note Underlier, as compared to its Initial Value, on a 1-to-1 basis, and the trust will receive for that Structured Note at its maturity an amount equal to the stated principal amount of that Structured Note multiplied by the Reference Return of the Least Performing Note Underlier. In this case, the payment at maturity of that Structured Note will be less than the percentage of the stated principal amount represented by the related Principal Barrier and could be zero, with a resulting loss in value to the trust, increased by the trust’s fees and expenses. The trust may experience substantial exposure to losses from the Structured Notes.

Income risk. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. The Structured Notes will pay a Contingent Coupon only if the Closing Value of each Note Underlier is greater than or equal the percentage of its Initial Value represented by the related Coupon Barrier on the related Coupon Observation Date of that Structured Note. If, on the other hand, the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on the relevant Coupon Observation Date for any interest period, the Note Issuer will pay no coupon on the applicable Coupon Payment Date of that Structured Note. However, if the Contingent Coupon of a Structured Note is not paid on any Coupon Payment Date because the Closing Value of any Note Underlier is less than its respective Coupon Barrier on the related Coupon Observation Date, such unpaid Contingent Coupon will be paid on a later Coupon Payment Date of that Structured Note but only if the Closing Value of each Note Underlier on the related subsequent observation date is greater than or equal to its respective Coupon Barrier. Therefore, with respect to that Structured Note, the trust will not receive payment for such unpaid Contingent Coupon if the Closing Value of any Note Underlier is less than its respective Coupon Barrier on each subsequent Coupon Observation Date. If the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on each Coupon Observation Date, the trust will not receive any Contingent Coupon for the entire term of that Structured Note. It is possible that the Closing Value of one or more of the Note Underliers of the Structured Notes will remain below the respective Coupon Barrier(s) for extended periods of time or even throughout the term of the Structured Notes so that the trust will receive few or no Contingent Coupons with respect to those Structured Notes. If the trust does not earn sufficient Contingent Coupons over the term of the Structured Notes, the overall return on the Structured Notes may be less than the amount that would be paid on conventional debt securities of the same issuers of comparable maturity.

Credit risk is the risk that an Note Issuer is unable to meet its obligations. The Structured Notes are subject to the credit risk of the respective Note Issuers, and any actual or anticipated changes to such Note Issuer’s credit ratings or credit spreads may adversely affect the market value of the Structured Notes. The trust is dependent on each Note Issuer’s ability to pay all amounts due on the Structured Notes at maturity or on any Coupon Payment Date, and therefore you are subject to that credit risk. The Structured Notes are not guaranteed by any other entity. If any Note Issuer defaults on its obligations under the Structured Notes, the trust’s assets would be at risk and you could lose some or all of your investment.

You may lose a significant portion (up to 100.00%) of your investment. The trust does not provide principal protection and you may not receive the return of the capital you invest.

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Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

Legislation risk. Congress may consider changes to the Internal Revenue Code in the future that would have an impact on the trust. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. The trust intends to treat the Note Issuers as the issuers of the Structured Notes for diversification test purposes. Based on this treatment, the trust intends to invest in Structured Notes in a manner that meets the diversification requirements. If, instead, the Structured Notes are not treated as issued by the Note Issuers for diversification test purposes, there is a risk that the trust could lose its RIC status.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by one or more unitholders holding a large percentage of units. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Maturity Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Buffer and the Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities, such as the Structured Notes. Debt securities generally trade on an “over-the-counter” market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Under those circumstances, the value of the Structured Notes will require more reliance on the judgment of the depositor than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Structured Notes, which could affect the valuation of units.

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Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

Investors who redeem units before the Maturity Date may lose money even if the value of the Trust Portfolio has increased by then.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Trust Portfolio

Trading and hedging activities by us and our affiliates may affect your return on the units and their market value. We and our affiliates may buy or sell shares of the Note Underliers, securities of the issuers of the Structured Notes, or futures or options contracts on any of the Note Underliers, the Structured Notes or other securities of the issuers of the Structured Notes. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Structured Notes in a manner that could be adverse to the return on the Trust Portfolio and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Trust Portfolio or any of the Structured Notes. Consequently, the value of the Trust Portfolio or any of the Structured Notes may decrease subsequently, adversely affecting the value of the Units.

From time to time we and our affiliates may also perform services for, or enter into various transactions with, the issuers of the Note Underliers that are equity securities and/or the issuers of the Structured Notes. Any of these services or transactions may have a negative effect on the value of the Note Underliers or the Structured Notes.

We or one or more of our affiliates may purchase or otherwise acquire a long position in the units, and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages.

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Trust Administration

Trust. m+ funds Trust (the “trust”) is a Delaware statutory trust organized in series and a unit investment trust registered under the Investment Company Act of 1940. We formed the trust under a master trust agreement (the “master trust agreement”) by and among the original depositor/sponsor, Alaia Capital, LLC (as portfolio consultant, and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement, as amended, by means of a series trust agreement (a “series trust agreement”), iCapital Markets LLC will act as depositor/sponsor and evaluator, Alaia Capital, LLC will act as portfolio consultant and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series. Each series trust agreement incorporates the standard terms and conditions of trust for the market linked trust among iCapital Markets LLC, as depositor and evaluator, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant and supervisor. On November 30, 2023, Axio Financial LLC changed its name to iCapital Markets LLC. Any reference below in this prospectus to the “trust agreement” means the master trust agreement, as amended, and the applicable series trust agreement, as the context requires.

To create the trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of the trust to us. Each unit represents an undivided interest in the assets of the trust. These units remain outstanding until redeemed or until the trust terminates.

Changing Your Portfolio. The trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The trust will generally sell securities:

•	to pay expenses in the event there is no cash to pay such expenses,

•	to issue additional units or redeem units,

•	in limited circumstances to protect the trust,

•	to make required distributions or avoid imposition of taxes on the trust, or

•	as permitted by the trust agreement.

When the trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and distribution fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the trust buys the securities. When the trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to various brokers including those that sell units or are affiliated with us, the portfolio consultant, the trust or the trustee.

Amending the Trust Agreement. The sponsor, portfolio consultant and supervisor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest. We cannot change the trust agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change the trust agreement.

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Dissolution of The Trust. The trust will dissolve on the dissolution date set forth under “Summary Information” for the trust. The trustee may dissolve the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning two-thirds of the units in the trust may also vote to dissolve the trust early. The trustee will dissolve the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any distribution fee that you paid.

The trustee will notify you of any dissolution and sell any remaining securities. Beginning nine business days prior to, but no later than, the Maturity Date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your dissolution distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is iCapital Markets LLC. The sponsor is the principal underwriter of the trust. iCapital Markets LLC is a broker-dealer registered under the Securities Exchange Act of 1934. iCapital Markets LLC is a limited liability company formed in the state of Delaware on August 14, 2001. The principal office of iCapital Markets LLC is 60 East 42nd Street, 26th Floor, New York, NY 10165. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the portfolio consultant may replace it, continue to operate the trust without a sponsor, or dissolve the trust.

iCapital Markets LLC and the trust have adopted a code of ethics requiring their employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

iCapital Markets LLC, as depositor, performs evaluation services for the trust.

The Trustee. The Bank of New York Mellon is the trustee of the trust with unit investment trust division offices located at 240 Greenwich Street 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

Portfolio Consultant. Alaia Capital, LLC is the portfolio consultant of your trust with its principal offices located at 60 East 42nd Street, 27th Floor, New York, NY 10165. For its service as portfolio consultant, the trust will pay Alaia Capital, LLC a fee. While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the portfolio consultant manage the trust.

Alaia Capital, LLC and the sponsor iCapital Markets LLC, are affiliated with each other and under common control. Certain employees of Alaia Capital, LLC are registered broker-dealer representatives of iCapital Markets LLC. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust dissolution. The portfolio consultant may act in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant may receive compensation based on commissions generated by research and/or sales of units. The portfolio consultant may employ agents, advisors or other third parties in the performance of its duties.

You should note that the selection criteria were applied to the securities for inclusion in the trust prior to the trust’s inception date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the trust.

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Distribution Of Units

We sell units to the public through broker-dealers and other firms. We pay part of the distribution fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is a concession of 3.00% at the time of the transaction. No concession is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time. We also reserve the right to decrease, or eliminate, the initial distribution fee under the Fees and Expenses Table for units purchased by accounts without the involvement of certain agents or intermediaries aiding in the distribution of units of the trust.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products, or who provide services that directly or indirectly result in aiding the sale of units of the trust. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by a firm, an agent or an intermediary, the level or expected level of sales of our products by an intermediary or its agents, the placing of our products on a preferred or recommended product list and access to a firm or an intermediary’s personnel. We may make these payments for marketing, origination, promotional or related expenses, including, but not limited to, expenses of entertaining customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar or other activities designed to promote or aid the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. These arrangements will not change the price you pay for your units.

We may register units for sale in various states in the United States. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Trust Portfolio” for the trust.

We reserve the right to reject, in whole or in part, any order for the purchase of units.

The sponsor and the portfolio consultant, jointly and severally, reserve the right to change the amount of concessions, additional concessions or agency commissions from time to time. We may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a certain dollar amount of units. Also, we in our discretion may from time to time pursuant to objective criteria established by us pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units. Such payments are made by us out of our own assets, and not out of the assets of the trust. These programs will not change the price unitholders pay for their units or the amount that the trust will receive from the units sold.

Certain commercial banks may be making units available to their customers on an agency basis. A portion or all of the initial sales charge paid by these customers is kept by or given to these banks.

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Taxes

This section summarizes the material U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds trust units in a tax-deferred or tax-advantaged account, an investor subject to special tax accounting rules under section 451(b) of the Code, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax rules that differ significantly from those summarized below. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the trust's units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the trust generally must, among other things:

(a)       derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (the income described in this subparagraph (a), “Qualifying Income”);

(b)       diversify its holdings so that, at the end of each quarter of the trust’s taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the trust’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the trust’s total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)       distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular trust investment can depend on the terms and conditions of that investment. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. The trust intends to treat the Note Issuers as the issuers of the Structured Notes for diversification test purposes. Based on this treatment, the trust intends to invest in Structured Notes in a manner that meets the diversification requirements. If, instead, the Structured Notes are not treated as issued by the Notes Issuers for diversification test purposes, there is a risk that the trust could lose its RIC status.

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If, in any taxable year, the trust were to fail to meet the 90% gross income, diversification or distribution test, described above, the trust could in some cases cure such failure, including by paying a trust-level tax, making additional distributions, or disposing of certain assets. If the trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the trust would not be deductible by the trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

The trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the trust will be subject to tax at regular corporate rates.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the trust level. To avoid the tax, the trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the trust in October, November or December of that year with a record date in such a month and is paid by the trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the trust’s net investment income.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income to the extent of the trust’s current and accumulated earnings and profits for United States federal income tax purposes. Unitholders will not incur tax on a distribution in excess of the trust’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the unitholder’s trust units. Instead, the distribution will reduce the unitholder’s adjusted basis in such units. Distributions in excess of both the trust’s current and accumulated earnings and profits and a unitholder’s adjusted basis in his or her trust units are taxable to the unitholder as long-term capital gain, or short-term capital gain if the trust units have been held for one year or less.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the trust.

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Dividends are taxable to unitholders even if they are paid from income or gains earned by the trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the trust units). Investors should be careful to consider the tax implications of buying units of the trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution may be taxable, in whole or in part.

Disposition of Units (including upon the Maturity Date). Upon a sale, exchange or other disposition of trust units (including upon liquidation or dissolution of the trust on the Maturity Date), a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units (including upon liquidation or dissolution of the trust on the Maturity Date). Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition (including upon liquidation or dissolution of the trust on the Maturity Date) will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss.

Distribution In Kind. Under certain circumstances as described in this prospectus, you may request an in kind distribution of trust assets when you redeem your units. By electing to receive a Distribution In Kind, you will receive trust assets plus, possibly, cash. This distribution is subject to taxation, and you will generally recognize gain or loss, generally based on the value at that time of the trust assets received at the time when the Distribution In Kind is made. The IRS could however assert that a loss could not be currently deducted.

Original Issue Discount. Certain debt securities (including U.S. Treasury securities) may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for U.S. federal income tax purposes as interest income that is included in the trust’s income and, therefore, subject to the distribution requirements applicable to RICs, even though the trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security. Therefore, such distributions may be made from the cash assets of the trust or, if necessary, by disposition of trust property including at a time when it may not be advantageous to do so.

Deductibility of Trust Expenses. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may not be deductible.

Backup Withholding. The trust may be required to withhold U.S. federal income tax (“backup withholding”) from dividends paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the trust that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s U.S. federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the trust should consult their tax advisors in this regard.

Foreign Unitholders. In general, dividends paid by the trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

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RICs generally are not required to withhold any amounts with respect to distributions from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a “10-percent shareholder” or a related “controlled foreign corporation,” or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“interest-related dividends”). Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA” or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the trust unless (i) such sale is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of the unitholder. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

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Expenses

The trust will pay various expenses to conduct its operations. The “Fees and Expenses Table” shows the estimated amount of these expenses.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.158 per unit. No portion of this fee is applied to the payment of distribution expenses of third parties or as compensation for the sales efforts of third parties. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. All monies deposited with or received by the trustee are held by it without interest and the trustee benefits when it holds cash for the trust in such non-interest bearing accounts. The trust will reimburse the portfolio consultant, supervisor and sponsor for providing portfolio consulting services, supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to the trust. All of these fees may adjust for inflation without your approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

The trust will pay its general operating expenses. The trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, fees for on-going portfolio consulting services as well as licensing services, costs of taking action to protect the trust, costs of indemnifying the trustee, the portfolio consultant and the sponsor, legal fees and expenses, expenses incurred in contacting you, costs incurred to reimburse the trustee for advancing funds to meet distributions, costs associated with purchasing or liquidating the Structured Notes held in the trust and any offering related costs incurred after the end of the initial offering period. The trust may pay the costs of updating its registration statement each year. If trust income is insufficient to pay the trust’s expenses, the trust may sell securities to pay the trust expenses.

The trust is responsible for the annual operating expenses including the fee to the trustee general operating expenses, portfolio consulting and licensing fees. The trust may pay the costs of updating its registration statement each year. The sponsor may sell securities to pay the trust expenses.

Legal Matters

Mayer Brown LLP, New York, New York, acts as counsel for the trust. Richards, Layton & Finger, P.A., as special Delaware counsel to the trust, will give a legal opinion as to the validity of the units.

Independent Registered Public Accounting Firm

Grant Thornton LLP, 757 Third Avenue, 9th Floor, New York, New York 10017, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the trust filed with the Commission. The Information Supplement, which was filed with the Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about the trust. You can obtain the Information Supplement by contacting us or the Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

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Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders

m+ funds Trust, Series 10-1

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 6 and 24, of m+ funds Trust, Series 10-1 (the “Trust”) as of September 3, 2025, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of September 3, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of iCapital Markets LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of September 3, 2025, by correspondence with The Bank of New York Mellon, Trustee.  We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by iCapital Markets LLC (or a predecessor sponsor) since 2020.

New York, New York

September 3, 2025

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m+ funds Trust, SERIES 10-1

STATEMENT OF FINANCIAL CONDITION AS OF September 3, 2025

INVESTMENT IN SECURITIES

Value of the Purchased Structured Notes (1)(2)	$111,000
Cash	$2,455

Total Investment in Securities	$113,455

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

Creation and Development Fee (4)(6)	$1,755
Organization costs (3)	$589

Total Liabilities	$2,344

Interest of investors:

Cost to investors (6)	$116,967
Less: initial sales concession (5)(6)	$3,512
Less: organization costs (3)(6)	$589
Less: Creation and Development Fee (4)(6)	$1,755

Net interest of investors	$111,111

Total Liabilities and Interest of investors	$113,455
Number of units	11,111

Net asset value per unit	$10.00

(1)	The trust invests in a portfolio of Structured Notes. The aggregate cost of the securities is listed under the “Portfolio” and is based on their underlying value.

(2)	Cash or an irrevocable letter of credit has been deposited with the trustee in the aggregate amount of $120,000, which includes funds (aggregating $111,000) necessary for the purchase of securities in the trust.

(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.053 per unit for the trust. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed on units that are redeemed prior to the close of the initial offering period. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Trust.

(4)	The Trust is committed to pay a creation and development fee of $0.158 per unit at the close of the initial public offering period. The creation and development fee will not be assessed on units that are redeemed prior to the close of the initial offering period.

(5)	On the inception date, the maximum distribution fee, inclusive of the creation and development fee, is 4.50% of the public offering price per unit.

(6)	The aggregate cost to investors includes the maximum distribution fee, assuming no reduction of distribution fees.

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m+ Contingent Income Fund

m+ funds Trust, Series 10-1

(A unit investment trust that is a series of m+ funds Trust)

Prospectus

September 4, 2025

Call us:
(877) 346-7763

Contact us by e-mail:
mplussales@icapitalnetwork.com

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549

Visit:	http://www.sec.gov
(EDGAR Database)

Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)

m+ Contingent Income Fund m+ funds Trust, Series 10-1
Securities Act file number: 333-285814
Investment Company Act file number: 811-23503

m+ funds Trust website: www.mplusfunds.com

This website is not incorporated in, or a part of, the prospectus or Information Supplement. The m+ funds Trust website includes, for this series and other outstanding series of the trust, performance information that is updated each trading day.

m+ Contingent Income Fund

m+ funds Trust, Series 10-1

Information Supplement

This Information Supplement provides additional information concerning the trust series described in the prospectus for the m+ funds Trust series identified above (the “trust”). This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the trust.

m+ Contingent Income Fund seeks to deliver periodic coupon payments, if any, and contingent protection from any decrease in the value of the Trust Portfolio that is greater than each Structured Note’s respective Principal Barrier, subject to a Maximum Loss of 100%. However, there is no assurance that the Trust will achieve its investment objective.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts.

It may not be used to offer or sell units of the trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission (the “Commission”).

The information in this Information Supplement is subject to completion or amendment. A registration statement relating to the units has been filed with the Commission, but has not yet become effective. These units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Information Statement shall not constitute an offer to sell or a solicitation of any offer to buy; nor shall there be any sale of these units in any state in which the offer or sale is not permitted.

Investors should obtain and read the prospectus prior to purchasing units of the trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Alaia Capital, LLC at 60 East 42nd Street, 27th Floor, New York, NY 10165 at (877) 346-7763 or by email at mplussales@icapitalnetwork.com. This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	4
Trust Administration	7
Portfolio Transactions and Brokerage Allocation	12
Purchase, Redemption and Pricing of Units	13
Performance Information	16

General Information

The trust is one of a series of separate unit investment trusts created under the name m+ funds Trust and registered under the Investment Company Act of 1940. The trust was created as a Delaware statutory trust organized in series on the inception date described in the prospectus under the laws of the state of Delaware. The trust was formed under the master trust agreement (the “master trust agreement”) by and among (the original depositor) Alaia Capital, LLC (as portfolio consultant and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement, as amended, by means of a series trust agreement (a “series trust agreement”), iCapital Markets LLC will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series. Each series trust agreement incorporates the standard terms and conditions of trust for m+ funds Trust among the original depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant and supervisor. On November 30, 2023, Axio Financial LLC changed its name to iCapital Markets LLC. Any reference below in this information supplement to the “trust agreement” means the master trust agreement, as amended, and the applicable series trust agreement, as the context requires.

m+ is a trade name owned by Alaia Capital, LLC exclusively to market certain unit investment trusts. When the trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in the trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor, the trustee nor the portfolio consultant shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and distribution fee attributable to such failed contract to all unitholders on the next distribution date. The term “securities,” as used above, includes the Structured Notes.

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Investment Objective and Policies

The investment objective of the trust is described in the prospectus in the individual trust section. The trust invests in a portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the portfolio consultant or the supervisor the retention of such securities would be detrimental to the trust.

The sponsor may sell securities, designated by the portfolio consultant or the supervisor, from the trust for the purpose of redeeming units of the trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the sponsor may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition. Neither the sponsor, the portfolio consultant nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to acquire other securities (“Replacement Securities”) to make up the original corpus of the trust.

The Replacement Securities must be purchased within 30 days after deposit of the contract to purchase the Failed Securities and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the acquisition of the Replacement Security and shall credit to the Capital Account the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in the trust are acquired, the sponsor will have no power to vary the investments of the trust, i.e., the sponsor will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders and the trustee will distribute the cash attributable to such Failed Securities to unitholders of record on the next following Record Date. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders.

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In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced. In the event a Replacement Security could not be acquired by the trust, the net annual interest income per unit for such trust could be reduced.

To the best of the sponsor’s and portfolio consultant’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor and the portfolio consultant are unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor, the portfolio consultant and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the portfolio assets in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, the value of the Trust Portfolio and inflation. While the Structured Notes are related to the performance of the Trust Portfolio, the return on the Structured Notes depends on the level of the Note Underliers at the Final Valuation Date. The Final Valuation Date is August 28, 2030. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Trust Portfolio performance. The Structured Notes represent positions in the Trust Portfolio and are subject to changes in value as the value of the Note Underliers rise or fall. The settlement value of the Structured Notes is based on the value of the Trust Portfolio on the Final Valuation Date, and will be substantially determined by market conditions and the value of the Trust Portfolio as of such time. The value of the Trust Portfolio will fluctuate over time based on changes in the values of the Note Underliers, all of which may be affected by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States.

Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security.

The Structured Notes do not guarantee the return of any principal. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not guarantee the repayment of principal. If the Final Value of any Note Underlier of a Structured Note is less than its respective Principal Barrier, the trust will be exposed to the decline in the Closing Value of the Least Performing Note Underlier, as compared to its Initial Value, on a 1-to-1 basis, and the trust will receive for that Structured Note at its maturity an amount equal to the stated principal amount of that Structured Note multiplied by the Reference Return of the Least Performing Note Underlier. In this case, the payment at maturity of that Structured Note will be less than the percentage of the stated principal amount represented by the related Principal Barrier and could be zero, with a resulting loss in value to the trust. The trust may experience substantial exposure to losses from the Structured Notes.

The Structured Notes do not provide for regular coupon payments. The terms of the Structured Notes differ from those of ordinary debt securities in that they do not provide for the regular payment of interest. The Structured Notes will pay a Contingent Coupon only if the Closing Value of each Note Underlier is greater than or equal the percentage of its Initial Value represented by the related Coupon Barrier on the related Coupon Observation Date of that Structured Note. If, on the other hand, the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on the relevant Coupon Observation Date, we will pay no coupon on the applicable Coupon Payment Date of that Structured Note. However, if the Contingent Coupon of a Structured Note is not paid on any Coupon Payment Date because the Closing Value of any Note Underlier of that Structured Note is less than its respective Coupon Barrier on the related Coupon Observation Date, such unpaid Contingent Coupon will be paid on a later Coupon Payment Date of that Structured Note but only if the Closing Value of each Note Underlier on the related subsequent Coupon Observation Date is greater than or equal to its respective Coupon Barrier. Therefore, with respect to that Structured Note, the trust will not receive payment for such unpaid Contingent Coupon if the Closing Value of any Note Underlier of that Structured Note is less than its respective Coupon Barrier on each subsequent Coupon Observation Date. If the Closing Value of any Note Underlier of a Structured Note is less than its respective Coupon Barrier on each Coupon Observation Date, the trust will not receive any Contingent Coupon for the entire term of that Structured Note. It is possible that the Closing Value of one or more of the Note Underliers of a Structured Note will remain below the respective Coupon Barrier(s) for extended periods of time or even throughout the term of that Structured Note so that the trust will receive few or no Contingent Coupons with respect to that Structured Note. If the trust does not earn sufficient Contingent Coupons over the term of the Structured Notes, the overall return on the Structured Notes may be less than the amount that would be paid on conventional debt securities of the same issuers and of comparable maturity.

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Autocallable Notes may be called prior to the Maturity Date, reducing potential contingent coupon payments to the trust. If any of the Autocallable Notes are called early, the holding period over which the trust may receive Contingent Coupons could be as little as the time until the first Call Payment Date.

Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

On the Maturity Date, a new trust series with similar terms to those in the series may not necessarily be available. Upon the Maturity Date, there is no guarantee that a new series of the trust would be available for reinvestment of the proceeds from the dissolution of the trust, and if such new series from the trust were to be available, the terms of such new series may differ from those of the series and will depend on a number of factors, including market factors, which will be prevalent at such time.

Legislation risk. Congress may consider changes to the Internal Revenue Code in the future that would have an impact on the trust. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into. Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC. The trust intends to treat the Notes Issuers as the issuers of the Structured Notes for diversification test purposes. Based on this treatment, the trust intends to invest in Structured Notes in a manner that meets the diversification requirements. If, instead, the Structured Notes are not treated as issued by the Note Issuers for diversification test purposes, there is a risk that the trust could lose its RIC status.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The trust may be forced to liquidate and terminate prior to the Maturity Date to satisfy a redemption request by one or more unitholders holding a large percentage of units. See the “Trust Administration—Dissolution of the Trust” section in this prospectus for further information. There can be no assurance that you will be able to invest the proceeds from an early termination in a similar or better investment.

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The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Maturity Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities, such as the Structured Notes. Debt securities generally trade on an “over-the-counter” market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Under those circumstances, the value of the Structured Notes will require more reliance on the judgment of the depositor than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Structured Notes, which could affect the valuation of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

Investors who redeem units before the Maturity Date may lose money even if the value of the Trust Portfolio has increased by then.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Trust Portfolio

Changes that affect the value of a Note Underlier that is an equity index may affect the market value of any Structured Note and the amount the trust will receive on any Structured Notes. The policies of the reference sponsor of a Note Underlier that is an equity index concerning additions, deletions and substitutions of the stocks included in a Note Underlier that is an equity index, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of a Note Underlier that is an equity index. The policies of the reference sponsor with respect to the calculation of a Note Underlier that is an equity index could also affect the value of a Note Underlier that is an equity index. The reference sponsor may discontinue or suspend calculation or dissemination of a Note Underlier that is an equity index. Any such actions could affect the value of the Note Underlier that is an equity index and the value of and the return on the Structured Notes.

Trading and hedging activities by us and our affiliates may affect your return on the Units and their market value. We and our affiliates may buy or sell shares of the Note Underliers, securities of the issuers of the Structured Notes, or futures or options contracts on any of the Note Underliers, the Structured Notes or other securities of the issuers of the Structured Notes. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Structured Notes in a manner that could be adverse to the return on the Trust Portfolio and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Trust Portfolio or any of the Structured Notes. Consequently, the value of the Trust Portfolio or any of the Structured Notes may decrease subsequently, adversely affecting the value of the Units.

From time to time we and our affiliates may also perform services for, or enter into various transactions with, the issuers of the Note Underliers that are equity securities and/or the issuers of the Structured Notes. Any of these services or transactions may have a negative effect on the value of the Note Underliers or the Structured Notes.

We or one or more of our affiliates may purchase or otherwise acquire a long or short position in the units and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages.

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Trust Administration

Distributions to Unitholders. Income received by the trust, if any, is credited by the trustee to the income account for the trust. All other receipts are credited by the trustee to a separate capital account for the trust. The trustee will normally distribute any net income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. There is no assurance that any actual distributions will be made since any income received may be used to pay expenses. In addition, amounts from the capital account of the trust, if any, will be distributed on any distribution date to the unitholders then of record subject to the minimum distribution amount. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The trustee shall not be required to make a distribution from the capital account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.10 per unit. The trustee is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. A person who purchases units will commence receiving distributions, if any, only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.

The trustee will periodically deduct from the income account of the trust and, to the extent funds are not sufficient therein, from the capital account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as the sponsor deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the sponsor directs the trustee to return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the income and capital accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust may be audited annually, at the trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A)          As to the income account:

(1)	the amount of income, if any, received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the income account for payment into the reserve account;

(4)	the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the portfolio consultant, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

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(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7)	the aggregate distributions to unitholders, if any; and

(8)	the balance remaining after such deductions and distributions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)         As to the capital account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the income account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the capital account for payments into the reserve account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the portfolio consultant, the depositor, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the depositor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales fee, if any, and creation and development fee, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)	the aggregate distributions to unitholders, if any; and

(10)	the balance remaining after such distributions and deductions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)         the following information:

(1)	a list of the securities held as of the last business day of such calendar year, if any, and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year;

(4)	the amounts actually distributed during such calendar year, if any, from the income and capital accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions; and

(5)	the deduction, if any, from the reserve account for payment of taxes or governmental charges.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust. No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or dissolution of the trust.

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Amendment and Dissolution. The trust agreement may be amended from time to time by the sponsor, the portfolio consultant and supervisor and the trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the trust, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the Code, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the Code.

The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities or the execution of any Derivative Agreement (as defined in the trust agreement) other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the portfolio consultant and sponsor nor the trustee or their respective successors may consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment in the trust’s annual report.

The trust agreement provides that the trust shall dissolve upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the Maturity Date. If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the sponsor and the portfolio consultant, jointly and severally, may direct the dissolution of the trust. The trust may be dissolved at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor and the portfolio consultant, jointly and severally, may dissolve the trust if it is based on a security index and the index is no longer maintained. The trust will be dissolved by the trustee, when directed by the sponsor and the portfolio consultant, in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is dissolved because of the redemption of unsold units by the sponsor, the sponsor will, if not yet disbursed to selling firms, refund to each purchaser of units the entire distribution fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the Maturity Date described in the prospectus, the sponsor may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The sponsor or the portfolio consultant may receive compensation in connection with such sales to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the dissolution proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s dissolution. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the dissolution proceedings.

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After paying all expenses and charges incurred by the trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the income and capital accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the trust at approximately the time of the Maturity Date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced distribution fee. There is, however, no assurance that units of any new series of the trust will be offered for sale at that time, or if offered, that there will have reduced the distribution fee or that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has unit investment trust division offices at 240 Greenwich Street 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust, which, so long as The Depository Trust Company is acting, shall be solely its nominee, Cede & Co. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor and the portfolio consultant.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor and portfolio consultant, acting together, upon receiving notice of such resignation are obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor and portfolio consultant, jointly and severally, or if the sponsor and the portfolio consultant, jointly and severally, determine in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor and portfolio consultant, jointly and severally, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

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The Sponsor. The sponsor of the trust is iCapital Markets LLC (formerly known as Axio Financial LLC). The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Exchange Act as a broker-dealer. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is 60 East 42nd Street, 26th Floor, New York, NY 10165.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the portfolio consultant may (a) appoint a successor sponsor, including a successor depositor who may be an affiliate of the portfolio consultant, at rates of compensation deemed by the portfolio consultant to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Commission, (b) terminate the trust agreement and dissolve any trust as provided therein, or (c) continue to act as trustee or portfolio consultant, as applicable, without terminating the trust agreement.

iCapital Markets LLC, as depositor, performs evaluation services for the trust.

The Portfolio Consultant and Supervisor. Alaia Capital, LLC serves as portfolio consultant and supervisor. The portfolio consultant and supervisor may resign at any time. The supervisor may be removed by the depositor, jointly and severally with the portfolio consultant, or, if no depositor is acting, the trustee. In the event of a resignation of the portfolio consultant and supervisor, the depositor, or, if no depositor is acting, the trustee, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the portfolio consultant shall act as supervisor. If no portfolio consultant is acting, then supervisor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability. The sponsor, portfolio consultant and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith, willful misconduct. The sponsor, portfolio consultant and supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith, willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the depositor and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the depositor shall be made in good faith upon the basis of the best information available to it, provided, however, that the depositor shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith, willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses. The sponsor will not charge the trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. No portion of this fee is applied to the payment of distribution expenses of third parties or as compensation for sales efforts of third parties. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

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The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month until the end of the initial offering period, of which time the fee shall be computed on the basis of the units outstanding as of the end of the initial offering period until the following January 1. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor may charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the depositor shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For portfolio consulting services to the trust, the portfolio consultant may receive a portfolio consulting fee. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, supervisor’s fee, portfolio consultant’s fee and depositor’s fee are deducted from the income account of the related trust to the extent funds are available and then from the capital account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by the trust: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor and of the portfolio consultant and supervisor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting unitholders upon dissolution of the trust. The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells trust property, the composition and diversity of the trust property in the trust may be altered. In order to obtain the best price for the trust, it may be necessary for the portfolio consultant to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of the trust property, the portfolio consultant may direct those orders be placed with and brokerage commissions be paid to various brokers, including brokers which may be affiliated with the trustee, the sponsor, the portfolio consultant, or dealers participating in the offering of units. The trustee does not participate in the selection of brokers and holds only the trust’s cash and assets.

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Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable distribution fee referred to in the prospectus. The initial sales concession plus the initial distribution fee is equal to the difference between the maximum distribution fee and the total creation and development fee. The distribution fee is set forth in the prospectus. The creation and development fee is a fixed dollar amount and will be collected as described in the prospectus. Units sold or redeemed prior to such time as the applicable creation and development fee has been collected will not be assessed the creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Commission and states, the initial audit of the trust portfolio, legal fees, licensing fees, if any, and the initial fees and expenses of the trustee and the portfolio consultant. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the depositor. After the opening of business on this date, the depositor will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the designated time on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Summary Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.

Evaluations of the securities and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust’s inception date, effective for all sales made during the preceding 24-hour period.

We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Exchange Act.

Comparison of Public Offering Price and Redemption Price. As of the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the distribution fee. For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a distribution fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

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We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross distribution fees equal to the percentage of the offering price of the units of the trust and may pay a portion or all of such distribution fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the depositor. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the creation and development fee on such units has been collected will not be assessed the amount of the creation and development fee at the time of such sale or redemption, nor organization costs. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the IRS, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the IRS and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the income account of the trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the trust.

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The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or dissolution may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or dissolution.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Distributions In Kind. Unitholders tendering units for redemption may request an in kind distribution (a “Distribution In Kind”) of trust assets equal to the redemption price per unit as determined as of the evaluation time next following the tender in lieu of a cash redemption; provided, however, that (1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the Structured Notes that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio, (2) the sponsor and the trustee have received documentation for the Distribution In Kind in form and substance satisfactory to the sponsor and the trustee and (3) the unitholder has elected the Distribution In Kind at least thirty business days prior to the Maturity Date. The Distribution In Kind option may be terminated, modified or discontinued at any time by the sponsor without notice, and the sponsor reserves the right, in its sole discretion, to reject any request for a Distribution In Kind.

If the unitholder meets the requirements discussed above, the trustee, as directed by the portfolio consultant, may make a Distribution In Kind to a designated account of the unitholder consisting of a non-fractional pro-rata distribution of each of the Structured Notes owned by the trust and cash. As a tendering unitholder, you will receive your pro-rata number of Structured Notes that make up the portfolio, and cash from the income and capital accounts. If funds in the income and capital account (each as defined below under “Distributions”) are insufficient to cover the required cash distribution to the tendering unitholder, the sponsor may cause the trust to sell Structured Notes in order to make funds available. To the extent that Structured Notes are sold or redeemed in kind, the size of the trust will, and the diversity of the trust’s portfolio assets may, be reduced but each remaining unit will continue to represent the same proportional interest in each Structured Note remaining in the portfolio. Sales may be required at a time when Structured Notes would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the Structured Notes in the portfolio at the time of redemption. Unitholders may incur transaction costs, including transaction costs associated with liquidating Structured Notes received through a Distribution In Kind, and any such Structured Notes received will be subject to market risk until sold. In the event that any Structured Notes received in kind are illiquid, unitholders will bear the risk of not being able to sell such Structured Notes in the near term, or at all.

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Notwithstanding the foregoing, if, as a result of its secondary market activities or the receipt of redemption requests from other unitholders, the unitholder requesting the Distribution in Kind is the sponsor or an affiliated person of the trust, the portfolio consultant may direct the trustee to make a Distribution In Kind to such unitholder provided that the portfolio consultant determines that no one with a pecuniary incentive to influence the Distribution In Kind will influence selection of the Structured Notes, the Distribution In Kind consists of a pro rata distribution of all trust securities, and the Distribution In Kind does not favor the sponsor or such affiliated person to the detriment of any other unitholder.

Computation of Redemption Price. The redemption price for units of the trust is computed by the depositor as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A.	Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the depositor as described above;

B.	Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the reserve account; (2) an amount representing estimated accrued fees and expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the depositor, the sponsor, the portfolio consultant, the supervisor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans. The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.

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UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial depositor, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.1.2	Amendment No. 2 dated September 8, 2022 to the Master Trust Agreement, by and among Axio Financial LLC, as depositor and evaluator, Alaia Capital, LLC, as portfolio consultant and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

1.1.3	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.4	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Merger of iCapital Securities, LLC with and into Axio Financial LLC, dated November 30, 2023 (incorporated by reference to Exhibit 1.2 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

1.3

Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.3.1	Second Amended and Restated Limited Liability Company Agreement of iCapital Markets LLC (f/k/a Axio Financial LLC), dated as of November 30, 2023 (incorporated by reference to Exhibit 1.3.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of depositor as evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

99.1	Power of Attorney (previously filed)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

99.3	Resignation of Alaia Capital, LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.3 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

99.4	Appointment of Axio Financial LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.4 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

The undersigned Registrant hereby undertakes:

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under clause (f) of the final paragraph of “Trust Administration—Trust Expenses” in the second prospectus and in Section 3.11(b) of the Standard Terms and Conditions of Trust (Exhibit 1.1.3 hereto), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this amendment no. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 4th day of September, 2025.

m+ funds Trust

By:	iCapital Markets LLC

By:	/s/ Steve Houston
Name: Steve Houston
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, iCapital Markets LLC, has duly caused this amendment no. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 4th day of September, 2025.

iCapital Markets LLC

By:	/s/ Steve Houston
Name: Steve Houston
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 5 to the Registration Statement has been signed by the following persons in the capacities indicated on the 4th day of September, 2025.

Title	Signature

Principal Executive Officer	/s/ Steve Houston
Name: Steve Houston

Principal Financial Officer	/s/ Brett Scholnick
Name: Brett Scholnick

Principal Accounting Officer	/s/ Brett Scholnick
Name: Brett Scholnick